UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Date Filed ______
File No. 24-10085

HYDROGEN POWER INC./WA
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Hydrogen Power Inc.
Attention: Ms. Ricky Gujral, President
1010 – 1942 Westlake Avenue, Seattle, WA 98101
(206) 940-2447
(Name, address, including zip code, and telephone number, including area code, of agent for service)

2813	80-0098124
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

A. Directors

The full names and business and residential addresses of our directors are as follows:

Name of Director	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Chairman of the Board of Directors	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

B. Officers

The full names and business and residential addresses of our officers are as follows:

Name of Officer	Business Address	Residential Address
Ricky Gujral President and Chief Executive Officer	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin Chief Financial Officer	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Treasurer and Secretary	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

C. General Partners

We do not have any general partners.

D. Record Owners of 5% or More of Our Common Stock

The full names and business and residential addresses of the record owners of 5% or more of our Common Stock are as follows:

Name of Record Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Not Applicable

E. Beneficial Owners of 5% or more of Our Common Stock

The full names and business and residential addresses of the beneficial owners of 5% or more of our Common Stock are as follows:

Name of Beneficial Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Suite 1105 – 13700 Mayfield Place Richmond, British Columbia V6V 2E4
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

F. Promoters

The full names and business and residential addresses of each of our promoters is as follows:

Name of Promoter	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

G. Affiliates

The full names and business and residential addresses of each of our affiliates is as follows:

Name of Affiliate	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5
Global Hydrofuel Technologies Inc.	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056

Name of Affiliate	Business Address	Residential Address
John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

H. Legal Counsel

Lang Michener LLP of the following address is our legal counsel with respect to the Offering:

Lang Michener LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia, Canada
Telephone: (604) 689-9111
Facsimile: (604) 685-7084

I. Underwriters

We have not engaged any underwriter with respect to the Offering.

J. Underwriter's Directors

We have not engaged any underwriter with respect to the Offering.

K. Underwriter's Officers

We have not engaged any underwriter with respect to the Offering.

L. Underwriter's General Partners

We have not engaged any underwriter with respect to the Offering.

M. Counsel to the Underwriter

We have not engaged any underwriter with respect to the Offering.

ITEM 2. APPLICATION OF RULE 262

None of the persons that we have identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 of Regulation A of the Securities Act of 1933.

ITEM 3. AFFILIATE SALES

No part of the proposed offering involves the resale of securities by any of our affiliates.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

The Shares are to be offered by us through our directors and officers in jurisdictions outside of the United States. These jurisdictions include the Canadian province of British Columbia and the European countries of the United Kingdom, Switzerland and Germany. Our executive officers and directors will seek to sell our common stock in this Offering by contacting persons with whom they have a prior relationship and whom they believe will have an interest in the offering. These persons will be contacted through various methods, including mail, telephone and courier.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

We completed the following sales of unregistered securities within the one year period prior to the date of the filing of this Form 1-A:

Date of Issuance	**Title and Amount of Securities Issued**	**Aggregate Offering Price or Other Consideration**	**Name and Identity of Purchasers**	**Exemption from the Registration Requirements of the Securities Act of 1933 Relied Upon and Facts Relied Upon for such Exemption**
December 17, 2003 (1)	25,000,000 Shares of Common Stock (1)	$10.00	Global Hydrofuel Technologies Inc.	Section 4(2) of the Securities Act of 1933 on the basis that Global Hydrofuel Technologies Inc. is the founder and incorporator of Hydrogen Power Inc.

(1) GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004.

No sales were completed by any of our predecessors or affiliated issuers within the one year period prior to the filing of this Form 1-A.

No sales of any unregistered securities were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

We are not currently offering any securities in addition to those covered by this Form 1-A. We are contemplating offering additional shares of our common stock to raise funds to finance our plan of operations as the funds from this offering will be insufficient to fund our plan of operations for the next twelve months. We have not determined how many shares may be offered, the price at which shares may be offered or the manner in which these shares may be offered.

ITEM 7. MARKETING ARRANGEMENTS

There is no arrangement known to us, or to any person names in response to Item 1 above, for any of the following purposes:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) to stabilize the market for any of the securities to be offered;

(3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN THE OFFERING STATEMENT

No expert named in the Offering Statement accompanying this Form 1-A as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification, or at any time thereafter, has had a material interest in the Issuer or any of its parents or subsidiaries, or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

No written document or broadcast script authorized by Rule 254 of Regulation C of the Securities Act of 1933 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

We have elected to provide the disclosure required by Model B of Part II of Form 1-A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OFFERING CIRCULAR

HYDROGEN POWER INC.

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447

THE DATE OF THIS OFFERING CIRCULAR IS SEPTEMBER 29, 2004

5,000,000 SHARES
COMMON STOCK

We are offering to sell 5,000,000 shares of our common stock at an offering price of $0.20 per share.

Our common stock is presently not traded on any market or securities exchange.

	Price to Public	Underwriting Discount and Commissions [4]	Proceeds to the Company [1], [2] and [3]
Per Share	$0.20	$0	$0.20
Total	$1,000,000	$0	$1,000,000

1. There is no assurance that all of the Shares offered will be sold.
2. We anticipate that the expenses of the offering of the Shares to be borne by us will be approximately $25,000
3. There is no minimum number of Shares that must be sold in order for us to complete the offering.
4. Our directors and officers will be selling the shares of our common stock that we are offering. We will not pay any fee, commission or other remuneration to any of our directors and officers with respect to any shares sold.

The purchase of the securities offered through this Offering Circular involves a high degree of risk. See the section of this Offering Circular entitled "Risk Factors" on pages 9-19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our directors and officers will be selling the shares of our common stock that we are offering. We do not presently have any agreement with any underwriter. We are offering this common stock on a self-underwritten basis without any minimum or maximum purchase requirements. There are no arrangements to place the funds received from sales of the Shares in an escrow, trust or similar arrangement.

The Approximate Date Of Commencement of the Sale of Shares to the Public is October 11, 2004. We will conduct the offering on a continuous basis until all shares being offered are subscribed for or until the offering is terminated by us, or until October 31, 2004, whichever first occurs. We reserve the right to terminate this Offering at any time or to extend this Offering for an additional ninety (90) day period at our option without notice.

HYDROGEN POWER INC.

OFFERING CIRCULAR
DATED SEPTEMBER 29, 2004

TABLE OF CONTENTS

SUMMARY INFORMATION

The following information should be read in connection with the more detailed information appearing elsewhere in Offering Circular. This Offering Circular may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the captions "Risk Factors" and "Description of Business" elsewhere herein.

THE COMPANY

<table>
<tr><td>The Company:</td><td>Hydrogen Power Inc. ("We", "Hydrogen Power" or the "Company") is a company incorporated under the laws of the State of Delaware on December 17, 2003.</td></tr>
<tr><td>Corporate Offices:</td><td>Our principal executive offices are located at 1010 – 1942 Westlake Avenue, Seattle, WA 98101. Our telephone number is (206) 940-2447.</td></tr>
<tr><td>Our Business:</td><td>We have acquired a sub-license of certain technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. The hydrogen generation process in respect of which we have acquired technology rights to under the sub-license has never been used for commercial purposes and there is no assurance that we will be able to apply the process for commercial purposes.

We acquired our sub-license from Global Hydrofuel Technologies Inc., which is the current owner of all of our outstanding shares of common stock and is controlled by our president, Ms. Ricky Gujral. We are obligated to pay to GHTI substantial license fees totaling $3,000,000 over a four year term under the sub-license agreement on the following schedule:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

We are required to pay these license fees to GHTI irrespective of whether or not we are able to generate revenues. If we do not pay these license fees, then GHTI will be entitled to terminate our sub-license agreement. See below under "Risk Factors".

Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. We believe based on our preliminary research that our hydrogen production process may be a commercially viable process for fuel cell applications where on-demand hydrogen is required or is an advantage.</td></tr>
</table>

Fuel cells that use hydrogen are being considered for the following applications, although use of hydrogen-based fuel cells for these applications has been of limited commercial application to date and there is no widespread adoption of hydrogen-based fuel cells:

1. Fuel cells for transportation, including buses, trucks and automobiles; and

2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

Where fuel cells are used for transportation and for portable and small-scale stationary power generation, it may be advantageous for the hydrogen to be created on-demand when required, rather than being stored in pressurized storage vessels. As our licensed process has the potential to offer a means of creating hydrogen on demand and due to the potential commercial demand for hydrogen-based fuel cells, we believe that investigation of our licensed hydrogen generation process and hydrogen generation reactors for use in commercial applications is warranted.

We caution investors that there is no assurance that we will be able to establish that our licensed process is capable of producing hydrogen on-demand for use in commercial hydrogen-based fuel cells. We also caution investors that the fuel cell industry is in its early stages of development and has not received widespread commercial adoption. We can provide investors with no assurance that hydrogen based fuel cell applications will achieve commercial success. If hydrogen based fuel cell applications do not achieve commercial adoption, then we anticipate that there will be limited commercial demand for our hydrogen production process or the hydrogen generation reactors that we plan to develop.

Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We will be required to undertake substantial further research and development of our licensed technology in order to generate hydrogen generation reactors that are capable of operating on a commercial scale under commercial operating conditions. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop. In achieving this objective to develop a commercially deployable hydrogen generation reactor, we will have to overcome the following problems that we have identified:

1. We will have to formulate the optimal composition of an aluminum-based powder or pellet reactant that will meet the performance requirements of the hydrogen generation reactor while being sufficiently inexpensive to produce to be used commercially as a reactant for the hydrogen generation reactors. The two initial prototype hydrogen generation reactors developed to date have used powdered aluminum that has been mechanically alloyed with a catalyst as the source of the aluminum reactant compound for the reactors. Specific problems associated with the aluminum based powders used in the two initial prototype hydrogen generation reactors that have been developed to date include the following:

   (a) We believe that the cost of using powdered aluminum is too expensive to be considered as a viable source of aluminum for the aluminum reactant compound for our hydrogen-on-demand system. Due to the high cost of using powdered aluminum, we plan to investigate the feasibility of using alternative raw materials and/or preparation processes to create the aluminum that we will use in the aluminum reactant compound for our hydrogen generation reactors.

(b) The experiments so far have used aluminum that has been mechanically alloyed with a catalyser powder in order to produce the aluminum reactant compound for our hydrogen generation reactors. The current process used to complete the mechanical alloying of the aluminum and catalyser powders is expensive and is relatively inefficient process as the process is limited to small quantities. We plan to explore alternative mixing methods with the objective of developing a process that can achieve mechanical alloying of the aluminum and the catalyser powder at higher and more efficient processing rates.

(c) While powdered aluminum is presently manufactured commercially, the infrastructure for large-scale aluminum powders preparation and distribution is nonexistent. Our exploration into alternative raw materials and preparation processes will be targeted at raw materials and preparation processes that will enable the aluminum reactant compound to be produced in commercial volumes and at costs that will not render the operation costs of our hydrogen generation reactors to be higher than our customers are prepared to pay.

2. We must design the hydrogen generation reactors in a manner such that will enable the aluminum reactant pellets used as the reactant in the hydrogen generation reactors to be stored pending use in the reactor and then fed into the reactor as required to produce hydrogen-on-demand for the operating fuel cell.

3. We must design the hydrogen generation reactors in a manner such that the hydrogen generation reactors may be manufactured at costs which will enable us to ultimately sell the hydrogen generation reactors at commercially competitive prices.

4. We must design the hydrogen generation reactors in a manner that enables the storage and disposal of the aluminum hydroxide that is generated as a by-product of the hydrogen generation process that will occur in the hydrogen generation reactors.

5. We must design the hydrogen generation reactors in a manner whereby the hydrogen generation process within the reactors will occur at optimum rates such that the hydrogen generation reactors will generate sufficient amounts of hydrogen in order to power commercial fuel cells.

6. We must design the hydrogen generation reactors in a manner such that the hydrogen generation reaction within the hydrogen generation reactors can be initiated, controlled and suspended in order to enable commercial operation of the reactors in conjunction with a commercial fuel cell.

We commenced our business operations effective March 15, 2004 upon acquisition of the sub-license for our licensed technology rights. We were engaged in the negotiation of our sub-license agreement with GHTI from the date of our incorporation to March 15, 2004 when our sub-license agreement was executed. Prior to March 15, 2004, GHTI carried out research and development of our licensed technology, which research and development included the development of the two initial prototypes of our hydrogen generation reactors. Subsequent to March 15, 2004, we have assumed the lease for our Seattle premises that was entered into by GHTI and we have assumed responsibility for payment of our engineering staff that performed the research and development work prior to March 15, 2004. We are presently undertaking the development of a third prototype hydrogen reactor from our Seattle laboratory premises.

We have not earned any revenues to date. We have minimal assets and operations and we have incurred net losses since our inception. Our financial data as of July 31, 2004 is summarized as follows:

Balance Sheet Data (as at July 31, 2004):

	July 31, 2004
Cash	$163,722
Liabilities	$280,545
Working Capital Deficit	$114,510
Shareholders Equity	($114,510)
Total Assets	$166,035

Statement of Operations Data (from inception (December 17, 2003) to July 31, 2004):

	July 31, 2004
Revenues	NIL
Expenses	$114,420

We completed the development of the HPI 3 hydrogen generation reactor prototype in the third quarter of 2004. The HPI 3 reactor prototype has been designed to produce sufficient hydrogen to power a 30 watt fuel cell device. This reactor is a "batch" reactor, meaning that the reactor will not operate on a continuous basis. This reactor does not incorporate process controls. We have also completed testing of the HPI 3 prototype reactor. We plan to continue to develop and test prototype hydrogen generation reactors, with each successive prototype designed to achieve increased hydrogen production and enhance process performance.

Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance. We plan to apply approximately $450,000 from the proceeds of this Offering to the development and testing of two prototype hydrogen generation reactors that we refer to as the HPI 4 and HPI 5 hydrogen generation reactors. We anticipate that $300,000 will be sufficient to enable us to complete development and testing of the HPI 4 prototype and that $150,000 will be sufficient to enable us to complete development and testing of the HPI 5 prototype. Accordingly, we anticipate that the proceeds of this Offering will be sufficient to enable us to complete the development and testing of the HPI 4 and HPI 5 hydrogen generation reactor prototypes. However, we will require additional financing in order to develop further successive prototypes of our hydrogen generation reactors and to achieve commercialization. We anticipate completing the development and testing of the HPI 4 hydrogen generation reactor in the fourth quarter of 2004. We anticipate completing development of the HPI 5 hydrogen generation reactor in the first quarter of 2005. We anticipate that the proceeds of this offering will only be sufficient to fund our business operations for a period of three to four months from the date of completion of the Offering. If we sell all of the Shares that we are offering, we anticipate that we will be able to complete development of both the HPI 4 and HPI 5 reactor prototypes within this three to four month period using the proceeds of the Offering.

In the event that we sell less than 50% of the shares offered through the Offering, then

	we will not have sufficient funds in order to complete development and testing of the HPI 4 hydrogen generation reactor prototype. In the event that we sell less than 75% of the shares offered through the Offering, then we will not have sufficient funds in order to complete development and testing of the HPI 4 and the HPI 5 hydrogen generation reactor prototypes. If we are not able to complete the development and testing of the HPI 4 and HPI 5 hydrogen generation reactors, then we believe that our ability to obtain additional financing for further development of the hydrogen generation reactors will be impaired. If we are not able to complete the development of the hydrogen generation reactors by ourselves, due to a lack of financing, or through a joint development agreement or other arrangement with a third party, of which there is no assurance, then we will not be able to continue our business and achieve commercialization of our hydrogen generation technology. In this event, we anticipate that we would be dissolved under the provisions of Delaware General Corporation Law. Any dissolution proceedings would require the approval of our shareholders. In the event of dissolution, our remaining assets would be distributed to our shareholders pro rata in accordance with their shareholdings after payment of all of our outstanding liabilities and obligations. We anticipate that shareholders would receive no or a negligible return on their investment in the event that we are dissolved as we anticipate that dissolution proceedings would only be commenced if we had no cash resources with which to pursue our plan of operations. If we are not able to raise sufficient financing in order to complete development of the hydrogen generation reactors by ourselves, then we will attempt to enter into a joint development agreement with a third party whereby the third party would fund development of the hydrogen generation reactors in consideration for future rights to our technology. Any such joint development would required the consent of GHTI to the sub-license of our technology that would be required to give effect to the joint development agreement. We have not entered into any joint development agreement or similar strategic alliance or development agreement with any third party whereby the third party would fund development of the hydrogen generation reactors in consideration for future rights to our technology, nor have we entered into any preliminary agreements or understandings for any such agreement. There is no assurance that we would be able to enter into any such joint development agreement or similar strategic alliance or development agreement. We would pursue these efforts over the next twelve months to the extent that we are able based upon our cash resources at that time, provided that we would not be able to pursue these efforts after March 15, 2005 if GHTI terminated our sub-license agreement due to our inability to pay the required portion of the license fee due on that date.

THE OFFERING

Securities Offered:	The offering (the "Offering") consists of the offer by us of up to 5,000,000 shares of common stock, $0.0001 par value (each a "Share").
Offering Price:	$0.20 per Share. See "The Offering".
Term of the Offering:	The Offering will commence on the date of this Offering Circular, and will continue until the date that is the earlier of the date on which all offered securities are subscribed for, until the offering is terminated by us or until October 31, 2004, whichever first occurs. We reserve the right to terminate this Offering at any time or to extend this Offering for an additional ninety (90) day period at our option without notice. See "Plan of Distribution".
No Minimum Subscription:	There is no minimum subscription to the Offering.
Exemption from Registration:	The Shares are offered pursuant to the exemption from registration provided by Regulation A of the Securities Act of 1933 (the "1933 Act"). See "Plan of Distribution".
Use of Proceeds:	The gross proceeds to us from the sale of the Shares will be $1,000,000, assuming all Shares are sold. The proceeds of the Offering will be utilized to enable us to fund the continued development of our hydrogen generation reactors and for general corporate and working capital purposes. See "Use Of Proceeds."
Outstanding Securities:	We currently have a total of 25,000,000 shares of our common stock issued and outstanding. If all offered Shares are sold, then we will have a total of 30,000,000 shares of our common stock issued and outstanding.
Dilution:	Investors in this Offering will experience substantial dilution. Dilution represents the difference between the offering price and the net tangible book value per share after the offering. Our promoters acquired 25,000,000 shares of our common stock for a purchase price of $10, representing a purchase price of $0.0000004 per share. Our net tangible book value is presently $NIL per share. Investors will pay $0.20 per share. Our net tangible book value after completion of the offering will be $0.032 per share if all Shares are sold. Accordingly, investors who purchase the Shares will suffer dilution of 85.6% if all shares are sold. Additional dilution may result from future offerings. See "Dilution".
Local Jurisdictions:	The Offering and any subscription for any of the offered securities is subject to compliance with the securities laws and other applicable laws of the jurisdiction in which any Subscriber for the Offering is resident. Each Subscriber will deliver to us all other documentation, agreements, representations and requisite government forms required by our lawyers, in addition to the Subscription Agreement, as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber.

Risk Factors:	The securities offered hereby involve a high degree of risk and should not be purchased by anyone who cannot afford the loss of their entire investment. Prospective investors should carefully review and consider the factors set forth in the following section of this Offering Circular entitled "Risk Factors," as well as the other information set-forth herein, before subscribing for any of the securities offered hereby. See "Risk Factors".

RISK FACTORS

An investment in the Shares offered herein is highly speculative and subject to a high degree of risk. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risk factors described below before investing in the Shares. These risk factors describe all of the material risk factors that we face. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

RISKS RELATING TO OUR BUSINESS AND FINANCIAL CONDITION

If we do not obtain additional financing, then we will not be able to carry out our plan of operations to develop our hydrogen generation technology, we will not be able to generate revenues and our business will fail.

We will require substantial operating funds in order to carry our plan of operations. We had a working capital deficit of $114,510 as of July 31, 2004. We have not generated any revenues since our incorporation and we do not anticipate that we will generate any revenues until such time as we have advanced the development of our hydrogen generation technology and had begun to commercialize our technology. We anticipate that we will be required to spend a minimum of $8,500,000 on the development of our business before we achieve revenues. This amount includes minimums of $4,000,000 to develop prototypes, $1,500,000 on pursuing marketing and strategic alliance development activities, $2,000,000 in finalizing a design for a commercial hydrogen generation reactor and $1,000,000 in license fees. This amount does not include any costs associated with manufacturing. These amounts may increase if research and development and marketing expenses are greater than anticipated. In addition, delays in completion of research and development will result in additional license fees being payable to GHTI under our license agreement with GHTI prior to revenues being achieved. There is no assurance that we will be able to obtain the necessary financing in order to enable us to proceed with our plan of operations. We do not have any arrangements for financing in place and there is no assurance that we will be able to achieve the necessary financing. In the event that we do not achieve the necessary financing, then we will be forced to scale back our plan of operations with the result that we may not be able to develop and commercialize our technology as planned. Our failure to achieve these goals will result in our inability to generate revenues with the result that our business will fail.

Even if we are successful in selling all of the Shares, we will still require substantial additional financing in order to proceed with our plan of operations for the next twelve months. Our failure to achieve additional financings subsequent to the sale of the Shares will cause us not to be able to carry out our plan of operations to develop our hydrogen generation technology with the result that we will not be able to achieve revenues and our business will fail.

Our plan of operations contemplates that we will spend approximately $5,500,000 over the next twelve months. The proceeds of the offering will be $1,000,000 if all Shares are sold. Accordingly, the proceeds of this offering will not satisfy our cash requirements for the next twelve months. The proceeds of the Offering will be sufficient to enable us to fund our plan of operations for only three to four months and are substantially less than the financing that we require to pursue our plan of operations for the next twelve months. We anticipate that we will be required to raise additional funds within the next six months in order to continue to fund our plan of operations. We had cash of $163,722 and a working capital deficit of $114,510 as of July 31, 2004. Accordingly, we are unable to pursue our plan of operations for the next twelve months without additional financing, in addition to the proceeds of the Offering. If we are unable to carry out our plan of operations, then will not be able to develop and commercialize our hydrogen generation technology with the result that we will not be able to achieve revenues and our business will fail.

If we are not successful in selling any additional shares of our common stock after completion of this Offering in order to obtain further financing to enable us to pursue our plan of operations, then we anticipate that we will not have sufficient funds to proceed with our plan of operations with the result that we will not be able to achieve revenues or commercialization of our hydrogen generation technology and our business will fail.

We anticipate that we will require additional financing in order to pursue a plan of operations. We consider that debt financing at this stage of our development will not be available to us. Accordingly, we anticipate that any additional financing will be completed through the sale of additional shares of our common stock. We do not have any arrangements in place for any additional sales of our common stock and we can give investors no assurance that we will be able to complete any further sales of our common stock. Further, we cannot give investors any assurance as to the price at which any additional shares of common stock will be offered or sold, the number of any additional shares of common stock that may be sold or the proceeds of any additional offering of common stock.

As we anticipate that we will not achieve revenues during the next eighteen months, our ability to raise additional financing through the sales of additional shares of our common stock will result in our not being able to pursue a plan of operations with the result that we will not be able to achieve revenues and commercialize our technology as planned. Our failure to achieve additional sales of our common stock will cause our business to fail.

While GHTI has advanced funds to enable us to commence our business operations, there is no assurance that GHTI will advance any further funds to us to enable us to pursue our plan of operations with the result that we will not be able to pursue our plan of operations or achieve revenues or commercialization of our technology if we do not achieve additional financing from new investors.

GHTI has advanced to us the amount of $280,545 as a shareholders loan as at July 31, 2004. However, GHTI has no obligation to advance to us any additional funds to enable us to pursue our plan of operations. Accordingly, if we are not able to complete the Offering or obtain any additional financing from other sources, then we will not have the funds available to enable us to pursue our plan of operations with the result that we will not be able to achieve revenues or commercialization of our products and our business will fail.

If we sell less than 50% of the shares offered in the Offering, then we will not be able to complete development and testing of the HPI 4 prototype hydrogen generation reactor in which event our ability to obtain additional financing will be impaired with the result that we may not be able to obtain additional financing and our business may fail.

We plan to apply approximately $450,000 from the proceeds of the Offering to the development and testing of the HPI 4 and HPI 5 hydrogen generation reactors. Of this amount, approximately $300,000 will be applied to complete the development testing of the HPI 4 prototype and $150,000 will be applied to development and testing of the HPI 5 prototype. If we sell less than 50% of the shares offered in the Offering, then we will not have sufficient funds to complete development and testing of the HPI 4 prototype hydrogen generation reactor. If we sell less than 75% of the shares offered in the Offering, then we will not have sufficient funds to complete development and testing of the HPI 4 and HPI 5 prototype hydrogen generation reactor prototypes. If we cannot complete this development and testing, then we believe that our ability to obtain additional financing for the further development of successive hydrogen generation reactor prototypes and the commercialization of our technology will be impaired. If we are not able to obtain additional financing, then we will not be able to obtain the necessary funds in order to develop successive prototypes or to commercialize our technology, in which event we will not be able to achieve revenues and our business will fail.

If we are unable to pay substantial license fees due under our sub-license for our licensed technology, then our license would be terminated with the result that we would not be able to carry our plan of operations and our business will fail.

We are required to pay license fees totaling $3,000,000 over the next three years to GHTI under our sub-license agreement with GHTI, including a $1,000,000 payment due on March 15, 2005. There is no assurance that we will be able to generate the necessary funds to pay these license fees, either from revenues or from financing. We anticipate that we will not generate sufficient revenues over the next twelve month period that would enable us to pay the $1,000,000 fee due on March 15, 2005. Accordingly, we anticipate that we will require additional financing beyond the proceeds of this offering in order to be able to pay the required license fees. If we are unable to pay any of the license fees by the required due date, then GHTI may exercise its right under the sub-license agreement to terminate the sub-license agreement. In the event of termination, we would have no further rights to the hydrogen generation technology and would not be able to continue development of or sell any hydrogen generation reactors using the licensed hydrogen generation technology and our business will fail.

If the fuel cell industry remains in the early stages of its development and a mature market for fuel cell products does not develop, then there will not be a demand for our hydrogen generation reactors with the result that we will not earn revenues even if we are successful in developing a commercial hydrogen generation reactor based on our license hydrogen generation process.

We plan to develop hydrogen generation reactors based on our licensed hydrogen generation process that we plan to market to the fuel cell industry. The fuel cell industry itself is in its early stages of development and there is a limited demand for fuel cells and related products. Fuel cell applications where on-demand production of hydrogen is required or advantageous have been of limited commercial application to date. If the fuel cell industry does not mature, then there will not be significant demand for fuel cells and products that generate hydrogen on-demand for use in fuel cells, including the hydrogen generation reactors that we plan to develop. Accordingly, even if we are able to develop hydrogen generation reactors that may be used in commercial applications, there is no assurance that there will be a market demand in the fuel cell industry for our hydrogen generation reactors. If there is no demand for our hydrogen generation reactors, then we will not be able to earn revenues and our business will fail.

If we are unable to obtain the consent of GHTI and UBC to the grant of sub-licenses under our sub-license with GHTI, then we will not be able to earn revenues from sub-licensing of our licensed technology.

Our business plan includes sub-licensing the hydrogen generation technologies that we develop and our licensed hydrogen generation process to other business engaged in the hydrogen generation and fuel cell businesses. However, our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers. Accordingly, we will be required to seek the consent of GHTI and UBC to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI and UBC of their consent will be in their sole discretion. If GHTI or UBC withholds its consent, then we will not be able to grant sub-licenses to other businesses and we will not be able to generate revenues from sub-licensing of our licensed technology.

As our sub-license agreement with GHTI is not an arms-length transaction, we cannot give investors any assurance that the license fees payable under the sub-license agreement are commercially reasonable or that the license fees are not in excess of the fair market value of the license rights that we have acquired.

Our sub-license agreement with GHTI is not an arms-length transaction as GHTI is presently our sole shareholder and we have officers and directors in common with GHTI. Specifically, Ms. Ricky Gujral, our president and one of our directors, is a director of GHTI and is the owner of 17.8% of the outstanding shares of GHTI. Mr. Dil Gujral and Ms. Jagdish Gujral, the parents of Ms. Ricky Gujral, are the owners of 62.3% of the outstanding shares of GHTI. Accordingly, the sub-license agreement with GHTI is a related party transaction. As such, we can give investors no assurance that the terms of the sub-license agreement, including our obligations to pay substantial license fees to GHTI are commercially reasonable or that they reflect terms that would be agreed to by independent negotiating parties. There is a risk that we the license fees that we are required to pay are in excess of the fair market value of the license rights that we have acquired. Accordingly, we may be required to pay amounts to GHTI that are in excess of the fair market value of the license rights that we have acquired with the result that our we may have less capital and experience increased losses than we would have if the license agreement had been negotiated in an arms length transaction. We are required to pay these license fees to GHTI irrespective of whether or not we are able to generate revenues. If we do not pay these license fees, then GHTI will be entitled to terminate our sub-license agreement.

As our sub-license agreement with GHTI is subject to the principal license agreement between GHTI and UBC, the termination of the prinicipal license agreement between GHTI and UBC would result in the termination of our sub-license agreement with GHTI and would result in is not being able to pursue our plan of operations with the result that our business would fail.

Our sub-license agreement with GHTI is subject to a principal license agreement between GHTI and UBC. This principal license agreement obligates GHTI to certain obligations to UBC, including the obligations to make royalty payments. The failure of GHTI to perform its obligations under the principal license agreement would result in UBC being entitled to terminate the principal license agreement. If UBC were to terminate the principal license agreement, then our sub-license agreement with GHTI would also be terminated. In the event of termination of our sub-license agreement with GHTI, then we would no longer have any rights to the hydrogen generation process or technology under the sub-license agreement and we would not be able to pursue our plan of operations. If we are unable to pursue our plan of operations, then we will not be able to generate revenues and our business will fail.

As we expect to incur substantial losses as we develop our technology, we will require additional financing before we generate revenues. If we do not achieve this additional financing, we will not be able to carry out our plan of operations and our business will not succeed as we will have no funds with which to pay for our operating expenses.

We expect that we will incur substantial losses as we pursue the development and commercialization of our technology. There is no assurance that our efforts to develop and commercialize our technology will result in revenues. We anticipate substantial expenditures in a number of areas, including:

(ii) development of our technology;

(iii) development of engineering prototypes of hydrogen generation units that incorporate and apply our technology;

(iv) the marketing of our technology to industry; and

(v) establishing an operating infrastructure, including management and administrative personnel.

In addition, as a result of our lack of operating history, the emerging nature of the hydrogen market and the unproven commercial application of our technology, we are unable to accurately forecast revenue. If we are unable to generate revenues from our business operations, then we will not be able to recover our anticipated operating expenses and our business may not succeed. In view of the fact that we anticipate sustaining substantial losses before generating revenues, we anticipate that we will require additional financing and that our business will not succeed if we do not obtain this additional financing.

As we may not be successful in completing the development of our technology and products, there is no assurance that we will be able to achieve revenues. If we are unable to generate revenues, then we not be able to recover our operating expenses or to pay for future operation expenses and our business will fail.

We are a development-stage company and our activities to date have been limited to researching a hydrogen production technology and developing a prototype that incorporates this hydrogen production technology for demonstration purposes. Our successful development of our technology and its ultimate commercial application will be subject to substantial risks, including the following:

(i) our ability to establish that our licensed hydrogen generation technology may be applied in commercial applications;

(ii) our ability to develop and manufacture hydrogen generation reactors that are capable of integration with fuel cells in commercial applications;

(iii) our ability to establish strategic relationships with companies engaged in the hydrogen generation and fuel cell industries; and

(iv) our ability to license our technology to third parties who are able to commercially apply our technology and generate licensing revenues for us.

If we are not able to successfully develop operating prototypes of our hydrogen generation reactors, then our ability to demonstrate and market our technology will be adversely affected with the result that we will not be able to commercialize our technology or generate revenues from sales of our hydrogen generation reactors.

We are currently in the process of completing the development of initial prototypes of our hydrogen generation reactors, as described under "Description of Business". Funds currently being used by us to fund the development of initial prototypes of our hydrogen generation reactors are being advanced to us by GHTI as a shareholders loan repayable on demand without any fixed terms of repayment. The timing of the development of prototypes incorporating our hydrogen generation technology is subject to risks and uncertainties, and actual timing may differ as a result of a number of factors. Introducing and enhancing new technology involves numerous technical challenges and substantial personnel resources, and often takes many months to complete. We cannot provide that any of our prototypes will be successful in demonstrating that our hydrogen generation technology is capable of being deployed in commercial applications. Even if our prototypes are successful, we anticipate that we will be required to develop further prototypes that further enhance and demonstrate the commercial application of our technology. We anticipate that the development of prototypes will provide valuable information regarding the practical operation of our hydrogen generation process, including design problems and limitations that will have to be resolved before our hydrogen generation process may be deployed in commercial applications. The process of development and testing of prototypes may result in delay in commercialization of our technology and increase the costs of development of our technology. These factors may have a negative effect on our business, ability to generate revenues, financial condition and results of operations.

If we are not able to develop hydrogen generation reactors that meet performance, cost, reliability and durability requirements for commercial application, then we may not be able to achieve revenues.

We cannot provide any assurance that we will be able to develop hydrogen generation reactors that will be capable of meeting the performance, cost, reliability and durability requirements for commercial deployment in fuel cell systems. If we fail to develop hydrogen generation reactors that are capable of meeting the necessary performance, cost, reliability and durability requirements for commercial applications, then we may not be able to generate any revenues either from sales of hydrogen generation reactors or from licensing of our technology. In addition, before we release any product to market, we will be required to subject any hydrogen generation reactors that we develop to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which will be beyond our control. If these field tests reveal technical defects or reveal that our products do not meet our performance, cost, reliability and durability goals, we may not be able to achieve commercialization of our products, and potential purchasers may decline to purchase our products.

If we lose or fail attract the personnel necessary to implement our plan of operations, then we will not be able to successfully implement our plan of operations to commercialise our licensed technology or to achieve revenues.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific manufacturing and operating personnel. As we expand our research and development activities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel who have the necessary engineering and scientific expertise in the development of prototypes for hydrogen generation is highly competitive. We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.

If we are unable fail to respond to rapid technological change, then we may not be able to establish or maintain market share for products incorporating our hydrogen generation technology.

We anticipate that the ultimate market for products incorporating our hydrogen generation technology will be characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. As a result, we anticipate that our future success will depend on our ability to develop and introduce products that will achieve market acceptance, and where necessary to integrate these products our customers' needs. If we do not adequately respond to the need to develop and introduce appropriate products and technologies, or to adapt to our customers' requirements, then our business, revenues, results of operations and financial condition will be negatively affected. For example, we may be unable to establish and maintain market share if:

- we are unable to develop technology that is accepted in the marketplace;
- our products and technologies do not integrate with our customers' systems, including fuel cell applications developed by potential customers; and
- our technology is surpassed by the superior or more cost-effective technology of a competitor.

A market for our products incorporating our hydrogen generation technology may never develop or may take longer to develop than we anticipate, with the result that there may be no markets for our hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications. In this event, we would not be able to achieve revenues and our business will fail.

We intend to target our hydrogen generation technology for an emerging market, specifically the hydrogen based fuel cell market. Although we believe our hydrogen generation technology offers benefits over competing products and solutions, we do not know whether our targeted customers and markets will accept our hydrogen generation technology or will incorporate our technology into their products and solutions. If a significant market for hydrogen based fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses that will have to incur to develop products. In this event, we may be unable to meet our operational expenses and we may be unable to achieve profitability. The development of a suitable market for our technologies and products may be impacted by many factors which are out of our control, including:

- the cost competitiveness of products incorporating our hydrogen generation technology;
- the future costs and availability of alternative products and technologies;
- the development of the hydrogen fuel-cell industry;
- regulatory requirements; and
- the emergence of newer, more competitive technologies and products.

If regulatory changes decrease the commercialization of fuel cell products, then demand for our planned hydrogen generation reactors will decrease correspondingly, with the result that we may not be able to achieve sales of hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications.

As we plan to develop our hydrogen generation reactors primarily for the fuel cell market, changes in existing government regulations and the emergence of new regulations with respect to fuel cell systems may hurt the market for such products and accordingly may hurt potential demand for the hydrogen generation reactors that we plan to develop. Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular fuel cell systems and electric drives; and the deregulation of the electric utility industry in the U.S. and elsewhere has created market opportunities for fuel cell products in the small and mid-sized stationary power generation market. Changes in these laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in fuel cells, fuel cell products, power electronics and electric drives or favouring alternative technologies. In addition, as fuel cells and fuel cell products become more widely adopted, the U.S. and other governments may impose burdensome requirements and restrictions on the use of fuel cells that could reduce or eliminate demand for fuel cells and the hydrogen generation reactors that we plan to develop.

If we become involved in intellectual property litigation, we may be forced to incur significant expenses or be prevented from selling or licensing our products or technology with the results that our operating expenses may be higher than anticipated and we may not be able to achieve revenues as planned.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

(i) pay substantial damages;
(ii) cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
(iii) expend significant resources to develop or acquire non-infringing intellectual property;

(iv) discontinue processes incorporating infringing technology; or
(v) obtain licenses to the infringing intellectual property. We cannot guarantee that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

If our potential customers adopt hydrogen generation solutions developed by competitors or if competitors to fuel cell systems are successful in preventing widespread adoption of fuel cells, then we may not be able generate revenues from sales of hydrogen generation reactors even if we develop hydrogen generation reactors that are capable of being commercially deployed in fuel cell applications.

The hydrogen generation reactors that we plan to develop will face competition from competing hydrogen on-demand generation solutions, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach. We will compete against these competing solutions on the basis of many factors that impact on the commercial adoption of a hydrogen on-demand solution, including the overall price for the system and for the hydrogen generation reactant. We can provide no assurance that our potential customers will select the hydrogen generation reactors that we develop over competing solutions.

As we intend to commercialize hydrogen generation reactors for fuel cell systems, we will be impacted by competition faced by manufacturers of fuel cell systems. As fuel cell systems have the potential to replace existing power generation products, competition for fuel cell systems will come from current power technologies, improvements to current power technologies and new alternative power technologies. Each of the target markets for fuel cells is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators. The success of competition against the widespread adoption of fuel cell systems will adversely impact on our ability to commercialize the hydrogen generation reactors that we plan to develop. If we are not able to commercialize the hydrogen generation reactors as a result of the success of our competition, then will not be able to achieve revenues and our business will fail.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

As our management has limited experience in the research and development of hydrogen generation technologies, we may not be able to carry out our plan of operations with the result that we may not achieve commercialization of a hydrogen generation reactor or achieve revenues.

Our management and board of directors does not have any experience in research and development and commercialization of hydrogen generation technologies, other than our president, Ms. Ricky Gujral, who has been the president of GHTI since 2001. None of our management, including Ms. Gujral, has any scientific training or expertise in the area of hydrogen generation technologies. Accordingly, our management and board of directors may not be able to successfully implement our plan of operations in order to develop a commercially marketable hydrogen generation reactor. If we are not able to develop a commercially marketable hydrogen generation reactor, then we will not be able to achieve revenues and our business will fail.

If we are unable to successfully develop a process for developing a low-cost aluminum compound for use in our hydrogen generation reactors, then the costs of operation of the hydrogen generation reactors that we plan to develop may be too high with the result that end-users will not purchase our reactors, we will not achieve revenues and our business will fail.

Our hydrogen generation reactors will require an aluminum compound as a reactant for the generation of hydrogen within the reactor for use in fuel cell applications. The prototypes of the hydrogen generation reactors developed to date so far have used powdered aluminum, which is too expensive to be considered as a viable source of aluminum for the hydrogen-on-demand system. We believe that we will have to consider alternative raw materials and/or preparation processes. Examples of alternative raw materials include continuous regrinding of coarser aluminum, non-powder aluminum, other aluminum forms and processing of recycled aluminum. Further, mechanical alloying of the aluminum and catalyser powders used in the reactors is also expensive and a relatively inefficient process. Finally, the infrastructure for the large-scale production of aluminum powders and distribution is nonexistent and the needs for aluminum volume necessary to satisfy fuel demands may be prohibitively high. We anticipate that the cost of the source of aluminum of our hydrogen generation reactors will be a key component of the cost of operation of a hydrogen generation reactor. As the cost of the source of aluminum increases, the cost of operation of one of our hydrogen generation reactors will increase with the result that the economic operation of one of our hydrogen generation reactors will be adversely impacted. If we are unable to develop a low-cost aluminum compound for use in our hydrogen generation reactors, then the costs of operation of our hydrogen generation reactors may be too high with the result that end-users will not purchase our reactors, we will not achieve revenues and our business will fail.

If the costs of manufacturing the hydrogen generation reactors that we design for commercialization is too high, then there may not be any demand users for the hydrogen generation reactors that we can develop due to their high costs with the result that we will not be able achieve sales of our hydrogen generation reactors and our business may fail.

As our hydrogen generation reactors are in the early stages of prototype development, we do not yet know the cost of manufacturing the hydrogen generation reactors that we plan to commercialize. The cost of manufacturing the hydrogen generation reactors is anticipated by us to by a key factor that consumers will consider in determining whether to use our method of hydrogen generation for incorporation into a fuel cell application. As we have not finalized the design of our hydrogen generation reactors, we do not know whether it will be possible to manufacture the hydrogen generation reactors at costs that are less than what we could sell the reactors for. Further factors such as necessary operating conditions and construction materials may increase the complexity and corresponding cost of the hydrogen generation reactors that we plan to develop. If our costs of manufacture result in our being required to sell our hydrogen generation reactors at prices higher than end-users are prepared to pay, then we will not achieve sales of our hydrogen generation reactors and our business will fail.

If we are unable to develop successful and cost-effective solutions for the storage and disposal of the aluminum hydroxide that will be generated in our hydrogen generation reactors, then we may not be able to successfully commercialize our hydrogen generation reactors with the result that we may not be able to earn revenues.

Our hydrogen generation reactors will develop aluminum hydroxide as a product of the aluminum and water reaction that will occur within the reactor. The aluminum hydroxide that will be produced must be initially stored within the reactor and then disposed of by the end-user. Storage of the aluminum hydroxide within the reactor may create design problems that may increase the size and cost of the reactors. Disposal of the aluminum hydroxide by the end-user may impose additional expense and inconvenience on the end-user, particularly if there is no commercial facility or service available for disposal of the aluminum hydroxide. If there are no commercial facilities or services available to dispose of the aluminum hydroxide or if the costs of disposal are prohibitively high, then end-users may be reluctant to purchase our hydrogen generation reactors with the result that we may not be able to commercialize our technology.

<u>RISKS RELATING TO THE NATURE OF THIS OFFERING</u>

Because the offering price for the Shares has been arbitrarily determined, the purchase price for the Shares may not accurately reflect the actual value of the Shares.

The offering price of the Shares was arbitrarily determined by us and is not based on any specific recognized criteria of value or other practices, other than our broad estimate of future growth and earnings. The purchase price of the Shares will not necessarily bear any relationship to our assets, earnings, book value per share, or other generally accepted criteria of value. The purchase price for the Shares may not accurately reflect the actual value of the Shares.

Because we have discretion in the manner in which we apply the proceeds of this Offering, you may not agree with the manner in which we apply the proceeds of this Offering to the categories of expenditures listed in the Use of Proceeds section of this Offering Circular.

We expect to use the net proceeds of this Offering as described in the "Use of Proceeds" section. The Use of Proceeds section provides a break-down of how we anticipate using the proceeds of this offering within the following categories: (i) development and testing of the HPI 4 reactor; (ii) development and testing of the HPI 5 reactor; (iii) hiring of additional personnel; (iv) administrative and overhead expenses; and (v) expenses of the offering. However, there is no requirement that the proceeds of this Offering be used in accordance with the break-downs provided in the Use of Proceeds section. Our management will have discretion over the use of the proceeds, and we may apply the proceeds to the categories of expenses listed in the Use of Proceeds section in a manner that is different from the break-down provided in the Use of Proceeds section. Factors that may cause us to re-allocate the proceeds of the Offering within these categories of expenditures are listed in the Use of Proceeds section. There is a risk that you may not agree with the manner in which we apply the proceeds of this Offering to the categories of expenditures listed in the Use of Proceeds section.

If this Offering is not completely sold out, then we will have insufficient funds to pursue our plan of operations with the result that we may not be able to develop or commercialize our planned hydrogen generation reactors and achieve revenues.

There can be no assurance that this Offering will be completely sold out. We are not employing the services of an underwriter in connection with the offering of our common stock and there is no firm placement commitment to purchase the Shares that we are offering. We will use our best efforts to offer and sale our common stock through our executive officers and our directors, however there is no assurance that our directors and officers will be successful in selling all of the Shares that we are offering. If less than the maximum number of Shares are sold, then less than the maximum proceeds will be available to us and we may not be able to fund our plan of operations, including the development and the commercialization of our hydrogen generation reactors, in which event we will not be able to earn revenues and our business will be fail. There is no minimum number of Shares to be sold in this Offering. Therefore, the proceeds received from this Offering, even though insufficient, may be immediately used by us according to our business needs. Our inability to sell all of the Shares that we are offering will result in a delay to our implementation of our business plan with the result that we will not be able to earn revenues as early as we anticipate, if ever. We have no commitments or agreements from any party to provide us with additional financing in the event that we do not sell all of the Shares. There is no guarantee that such financing, if required, will be available at all or at a reasonable cost. Our inability to sell all of the Shares that we are offering could result in our inability to commercialize our technology, our inability to earn revenues, the failure of our business and the loss to investors of all invested capital.

As we have no firm placement commitment, there is no assurance that all Shares offered will be sold with the results we will have insufficient funds to pursue our plan of operations or to develop or commercialize our planned hydrogen generation reactors .

As the sale of the maximum offering is being made on a best efforts rather than a firm commitment basis without the assistance of any underwriter, no assurance can be given that any minimum number of Shares will be sold. Prospective investors who subscribe to purchase Shares should be aware that we may be unsuccessful in selling all offered Shares. Accordingly, there can be no assurance as to the amount of total proceeds we will receive.

As we have not engaged an underwriter, there is no assurance that our directors and officers will be able to sell of the shares of our common stock that we are offering with the result that there is a significant risk that we will have insufficient funds to pursue our plan of operations or to develop or commercialize our planned hydrogen generation reactors .

We are not employing the services of an underwriter in connection with the offering of our common stock. We will use our best efforts to offer and sale our common stock through our executive officers and our directors. There is no assurance that we will sell all or any of the Shares being offered. Any delay in the sale of our common stock in this offering could cause a delay in implementing our business plan.

If we sell only a small number of Shares, then we will not be able to pursue our plan of operations as planned and we may not be able to develop or commercialize our planned hydrogen generation reactors.

In the event only a small number of Shares is sold, substantially all net offering proceeds will be used for working capital. The remaining net offering proceeds, if any, may not be sufficient to provide funds for our plan of operations. No commitments or agreements to provide additional financing have been sought or obtained. There is no guarantee that such financing, if required, will be available at all or at a reasonable cost. Our inability to obtain required financing could result in a loss of all invested capital.

We anticipate that we will not pay dividends in the foreseeable future, with the result that investors cannot expect to receive a return on their investment through the payment of dividends.

We do not intend to pay dividends on our common Stock in the foreseeable future. There can be no assurance that our business operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Any cash that might be available for dividends will be used instead to expand our business. Payment of any dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

Investors in the Offering will suffer immediate substantial dilution with the result that the net tangible book value per share upon completion of the Offering will be substantially less than the purchase price per Share.

The offering price of the Shares is substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase shares of common stock in this offering, you will suffer immediate and substantial price dilution. In addition, the issuance or exercise of any future options or warrants to purchase our capital stock could be dilutive to purchasers of shares in this offering. Our promoters acquired 25,000,000 shares of our common stock for a purchase price of $10, representing a purchase price of $0.0000004 per share. Our net tangible book value is presently $NIL per share. Investors will pay $0.20 per share. Our net tangible book value after completion of the offering will be $0.032 per share if all Shares are sold. Accordingly, investors who purchase the Shares will suffer dilution of 85.6% if all shares are sold. Additional dilution may result from future offerings. See "Dilution".

If we grant incentive stock options, investors may experience additional dilution and prospective investors may be unwilling to purchase additional shares of our common stock.

We intend to grant incentive options to purchase shares of our common stock in connection with the hiring and retention of employees and consultants. Under the normal terms of options to acquire common stock, the holders thereof are given an opportunity to profit from a rise in the market price of the common stock with a resulting dilution in the interests of the other shareholders. In addition, the terms on which we may obtain additional financing may be adversely affected by the existence of options. The holders of options may exercise them at a time when we might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by the options. If our ability to obtain additional financing is adversely affected due to the existence of options, then we will not be able to achieve revenues and our business will fail.

As our board of directors is entitled to cause us to issue additional shares of common stock or preferred stock, investors may suffer dilution if we require additional financing.

Our board of directors has the right for whatever value our board of directors deems adequate to issue additional shares of our common stock and/ or our preferred stock, subject to the limit of shares of common and preferred stock authorized by our Certificate of Incorporation,. A majority of our shareholders can vote to amend our Certificate of Incorporation to authorize additional common shares or preferred shares. Our board of directors also has the right to create and issue series of shares of our preferred stock and to establish preferences and all other terms and conditions in regard to such newly created series of preferred stock. Those terms and conditions may include preferences on an equal or prior rank to existing previously issued series and to all previously issued common stock and preferred stock. Those shares may be issued on such terms and for such consideration as our board of directors deems reasonable and such shares shall then rank equally in all aspects of the series and will have the preferences and conditions provided by our board of directors, regardless of when issued. Any of those actions cannot only dilute investors who purchase any of the Shares but also the relative position of the holders of any series of any preferred stock. Current shareholders have no rights, and investors who purchase the Shares will have no rights, to prohibit such issuances, nor do they have inherent "preemptive" rights to purchase any such shares when offered.

As there is no public market for the Shares, there is no assurance that investors will be able to resell any Shares purchased with the result that investors may be required to hold there shares indefinitely and may not be able to liquidate their investment.

There currently is no market whatsoever for the Shares offered hereunder. Our shares of common stock have not been registered under the Securities Exchange Act of 1934. Accordingly, our shares are not eligible for listing on any national securities exchange or for trading on the OTC Bulletin Board. Even if we file a registration statement pursuant to the Securities Exchange Act of 1934, there is no assurance that any market for our shares will develop. Investors should be prepared to hold the Shares indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency.

If investors do not consult with their professional advisors, there is a risk that investors who purchase any Shares will have made an investment that is not an appropriate risk for the investor.

A decision on whether to invest in the Company cannot be properly evaluated without careful analysis of a prospective investor's objectives and particular tax situation as it relates to the Company. Accordingly, it is important that each prospective investor discuss investment in the Company with the investor's own professional business, legal and financial advisors.

IN VIEW OF THE RISK FACTORS IDENTIFIED ABOVE AND ELSEWHERE IN THIS OFFERING CIRCULAR, THE SECURITIES OFFERED INVOLVE A CERTAIN DEGREE OF RISK. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET-FORTH IN THIS DISCLOSURE STATEMENT AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR TOTAL INVESTMENT.

USE OF PROCEEDS

The gross proceeds of the Offering will be $1,000,000 if the maximum number of Shares offered hereby are sold. We propose to use the proceeds from this Offering for the following business purposes and in the following order of priority:

DESCRIPTION OF USE OF PROCEEDS	**ESTIMATED USE OF PROCEEDS**
1. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$300,000
2. Development and testing of the HPI 5 500-watt continuous hydrogen generation reactor	$150,000
3. Hiring of additional engineering and scientific personnel	$250,000
4. Administrative and overhead expenses, including:	$275,000
4.A Cost attributable to our Seattle head office, including costs attributable to the lease of these premises, telephone, computer, stationary and telecommunications expenses	$25,000
4.B Cost attributable to our Seattle laboratory facility, including costs attributable to the lease of these premises, laboratory personnel, materials used in laboratory activities and equipment required for laboratory activities	$75,000
4.C Travel expenses associated with our business development endeavours;	$100,000
4.D Professional expenses, including legal and accounting fees.	$75,000
Net Proceeds of the Offering:	$975,000
Expenses of the Offering (1)	$25,000
Gross Proceeds of the Offering:	$1,000,000

(1) We anticipate expenses associated with the Offering, including legal, accounting and stock transfer agent expenses, will be approximately $25,000.

If we sell less than all of the Shares, then we have less funds available to fund our business operations. Our planned use of proceeds if we sell less than all of the Shares is set forth below if 10%, 25%, 50%, 75% and 100% of the Shares offering being sold:

Percentage of the Offering	**If 10% of the**	**If 25% of the**	**If 50% of**	**If 75% of**	**If 100% of**

Completed:	Shares are Sold	Shares are Sold	the Shares are Sold	the Shares are Sold	the Shares are Sold
1. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$NIL	$NIL	$300,000	$300,000	$300,000
2. Development and testing of the HPI 5 500-watt continuous hydrogen generation reactor	$NIL	$NIL	$NIL	$150,000	$150,000
3. Hiring of additional engineering personnel	$NIL	$NIL	$50,000	$125,000	$250,000
4. Administrative and overhead expenses	$25,000	$75,000	$125,000	$150,000	$275,000
4.A Cost attributable to our Seattle head office;	$5,000	$25,000	$25,000	$25,000	$25,000
4.B Cost attributable to our Seattle laboratory facility;	$10,000	$40,000	$75,000	$75,000	$75,000
4.C Travel expenses associated with our business development endeavours;	$5,000	$NIL	$NIL	$25,000	$100,000
4.D Professional expenses, including legal and accounting fees.	$5,000	$10,000	$25,000	$25,000	$75,000
Net Proceeds of the Offering:	$75,000	$225,000	$475,000	$725,000	$975,000
Expenses of the Offering:	$25,000	$25,000	$25,000	$25,000	$25,000
Gross Proceeds of the Offering:	$100,000	$250,000	$500,000	$750,000	$1,000,000

We may apply the proceeds of this Offering to the categories of expenses listed above in a manner that is different from the break-down of expenditures provided above. Factors that may cause us to re-allocate the proceeds of the Offering within these categories of expenditures are listed in the Use of Proceeds section include the following:

1. the cost and time to develop the HPI 4 and HPI 5 reactors and the success or problems encountered in our research and development activities;

2. our determination to hire additional personnel or to defer hiring additional personnel, based on our what we consider appropriate personnel requirements to achieve our plan of operations and the funds that we have available to us to fulfil our personnel requirements;

3. our determination to increase the size of laboratory facility, including a decision to defer increasing the size of our laboratory facility due to amounts of available financing; and

4. our determination not to pursue the development of marketing and strategic alliances, including any decision to defer or reduce marketing and strategic alliances, which would have the effect of reducing anticipated travel expenses associated with business development endeavours.

The actual expenditures of the proceeds of the Offering within the categories of expenditures that we have provided will vary according to the expenditures deemed by us and our board of directors to be in the best interests of advancing the our business, based on the considerations described above and the amount of funds available to us. The actual expenditures will also vary from the estimated use of proceeds if less than all of the offered Shares are sold.

We anticipate that the net proceeds from the offering will be sufficient to meet our financial requirements for a period of approximately three to four months. If we sell all of the Shares that we are offering, we anticipate that we will be able to complete development of both the HPI 4 and HPI 5 reactor prototypes within this three to four month period using the proceeds of the Offering. Investors are referred to the description of our "Plan of Operations" under the section of this Offering Circular entitled "Description of Business" for a more complete description of our capital requirements over the next twelve months. We, therefore, will require substantial additional capital to fund our business plan in the near future. See "Risk Factors".

DILUTION

Investors who purchase the Shares will suffer dilution as the offering price of the shares will exceed the per share net tangible book value of our common stock upon completion of the Offering. Our net tangible book value is the amount that results from subtracting our total liabilities and intangible assets from our total assets. The per share net tangible book value of our common stock is our net tangible book value divided by the number of shares of our common stock outstanding. Dilution that will be suffered by investors who purchase the Shares is the difference between the offering price of the Shares and the per share net tangible book value of our common stock upon completion of the Offering after giving effect to the receipt of the net proceeds of the Offering. Dilution arises mainly as a result of our arbitrary determination of the offering price of the Shares being offered. Dilution of the value of the Shares purchased is also a result of the lower net tangible book value of the shares held by our existing stockholders.

Our net tangible book value prior to the Offering is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented based on our balance sheet as of July 31, 2004, being the date of our most recent balance sheet included with this Offering Circular:

Net Tangible Book Value:	($114,510)
Per Share Net Tangible Book Value:	($0.005) per share
Total Number of Shares Outstanding:	25,000,000 shares

GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral. Accordingly, the per share cost of the 25,000,000 shares held by GHTI is $0.000004 per share. This compares to the offering price of the Shares in the Offering of $0.20 per share.

If we sell all Shares offered at the offering price, our pro forma net tangible book value will be increased by $975,000 to approximately $860,490, being the net proceeds of the Offering after deduction of expenses. See Use of Proceeds. Our net tangible book value after giving effect to the Offering if all Shares are sold is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented on a pro forma basis based on our balance sheet as of July 31, 2004 after giving effect to our receipt of the net proceeds of the Offering:

Pro Forma Net Tangible Book Value:	$860,490
Pro Forma Per Share Net Tangible Book Value:	$0.0287 per share
Pro Forma Total Number of Shares Outstanding:	30,000,000 shares
Cost to GHTI of its 25,000,000 Shares:	$0.0000004 per share
Pro Forma Increase to Net Tangible Book Value of 25,000,000 Shares held by GHTI:	$0.0337 per share

As the pro forma per share net tangible book value is greater than the offering price, investors will suffer immediate dilution of approximately $0.171 per share, or approximately 85.6%, if all Shares are sold. GHTI will experience a $0.029 per share increase to the net tangible book value of the 25,000,000 shares held by GHTI.

If less than the maximum number of Shares is sold, dilution to participating investors will be higher. Dilution to participating investors will increase as the number of Shares sold is reduced. The dilution to investors is illustrated below based on 25%, 50%, 75% and 100% of the Shares offered being sold.

Percentage of the Offering Completed:	**If 25% of the Shares are Sold**	**If 50% of the Shares are Sold**	**If 75% of the Shares are Sold**	**If 100% of the Shares are Sold**
Pro Forma Net Tangible Book Value:	$110,490	$360,490	$610,490	$860,490
Pro Forma Per Share Net Tangible Book Value:	$0.0042 per share	$0.0168 per share	$0.0212 per share	$0.0287 per share
Pro Forma Total Number of Shares Outstanding:	26,250,000 shares	27,500,000 shares	28,750,000 shares	30,000,000 shares
Per Share Dilution to New Investors:	$0.196 per share	$0.183 per share	$0.179 per share	$0.171 per share
Percentage Dilution to New Investors:	97.9%	91.6%	89.3%	85.6%
Per Share Cost of 25,000,000 Shares held by GHTI	$0.0000004 per share	$0.0000004 per share	$0.0000004 per share	$0.0000004 per share
Increase to Net Tangible Book Value of 25,000,000 Shares held by GHTI	$0.0092 per share	$0.0218 per share	$0.0262 per share	$0.0337 per share

PLAN OF DISTRIBUTION

The Offering

We are offering up to 5,000,000 shares of our common stock, par value $0.0001 per share (the "Shares") through this Offering Circular. The Shares are offered and will be sold pursuant to an exemption from registration requirements of the Act provided by Regulation A of the Securities Act of 1933.

Self-Underwritten Offering

Our officers and directors named below will be selling the common stock offered by us through this Offering Circular:

Name of Officer/ Director	Position
Ricky Gujral	Director, President and Chief Executive Officer
James H. Diffendorfer	Director
John J. Martin	Director and Chief Financial Officer
James G. Matkin	Director, Chairman of the Board of Directors, Treasurer and Secretary

Our executive officers and directors will seek to sell our common stock in this Offering by contacting persons with whom they have a prior relationship and whom they believe will have an interest in the offering. These persons will be contacted through various methods, including mail, telephone and courier.

We will not be employing the services of an underwriter or placement agent in connection with this Offering. The common stock will be offered on a "best efforts" basis by our executive officers and directors without the payment of any commissions or other remuneration. In addition, we will not be paying any commissions or fees, directly or indirectly, to finder or dealer in connection with the solicitation of purchasers of our common stock being offered. We are therefore offering the shares on a self-underwritten basis.

We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934 which sets forth conditions under which a person associated with an issuer of securities may participate in the offering and not be deemed a broker-dealer. These conditions are as follows:

(a) The person is not subject to a statutory disqualification, as that terms is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, at the of his participation;

(b) The person is not compensated in connection with their participation by payment of commissions or other remuneration based either directly or indirectly on transactions in our common stock;

(c) The person is not, at the time of his participation, an associated person of a broker-dealer; and

(d) The person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and has not been an associated person of a broker -dealer within the preceding twelve months and does not participate in offering and selling securities for any issue more than once every twelve months other than in reliance on Section 3(a)4-1.

Our executive officers and our directors satisfy all of the foregoing conditions of Rule 3(a)4-1.

We intend to sell our shares outside of the United States of America.

No Minimum Number of Shares to be Sold

There is no minimum number of Shares required to be sold in this Offering. There will be no arrangements for the return of funds to subscribers if all of the Shares are not sold.

Term of the Offering

The Offering will be conducted on a continuous basis until all shares being offered are subscribed for or until the offering is terminated by us, or until October 31, 2004, whichever first occurs. We reserve the right to terminate this Offering at any time or to extend this Offering for an additional ninety (90) day period at our option without notice.

Investment Procedure

In order to subscribe for Shares, an investor must complete and execute the form of subscription agreement attached to this Offering Circular and deliver the executed subscription agreement to us together with payment of the purchase price for the Shares payable to "HYDROGEN POWER INC." by cashier's or certified check.

We may reject or accept any subscription in whole or in part at our discretion. We may close the Offering or any portion of the Offering, without notice to subscribers. We may immediately use the proceeds obtained from the Offering for the uses set forth in the Use of Proceeds on page 19 of this Offering Circular.

Upon our acceptance of a subscription agreement, we will deliver to each subscriber a copy of the fully executed agreement evidencing the number of shares subscribed for. If we do not accept any subscription or any portion of a subscription, the amount of the subscription not accepted will be returned by us to the subscriber. We will deliver a share certificate representing the Shares purchased within a reasonable period following the acceptance of any subscription.

There is no minimum investment or minimum number of shares of common stock that must be sold under this Offering. Accordingly, we may accept any subscription from a subscriber notwithstanding that the total number of Shares offered has been sold.

DESCRIPTION OF BUSINESS

OVERVIEW

We have acquired a sub-license of the technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. The hydrogen generation process is presently in the research and development stage. Significant additional research and development is necessary in order to establish that the hydrogen generation process may be used in commercial applications. This additional research and development includes the investigation of the following matters:

1. Design and optimization of a hydrogen generation reactor that is capable of operating continuously in a commercial environment in order to generate hydrogen of sufficient quantity to operate a hydrogen based fuel cell;
2. Investigation of the controls necessary to be incorporated into a hydrogen generation reactor in order to control, regulate and optimize the hydrogen generation reaction taking place in the hydrogen generation reactor;
3. Investigation and optimization of the nature and composition of the aluminum pellets which will provide the fuel for the hydrogen generation reactor;
4. Investigation and optimization of the means of collecting, removing and disposing of the aluminum hydroxide byproduct from water and from the hydrogen generation reactor once the hydrogen generation reactor has been completed within the reactor.

In order to investigate the potential for deployment of the hydrogen generation process in commercial applications, we have designed a research and development program whereby we plan to develop successive prototype hydrogen generation reactors that are based on and incorporate the hydrogen generation process. The research and development program involves the design and testing of hydrogen generation reactors with increasing complexity and capacity with the objective of developing a hydrogen generation reactor which can power a commercial fuel cell on a continuous basis. The hydrogen generation reactors will be developed with increasing levels of fuel cell power output, process controls and ability to operate on a continuous basis. There is no assurance that implementation of the research and development program that we have designed will result in a commercially deployable hydrogen generation reactor for use in fuel cell application. In achieving this objective to develop a commercially deployable hydrogen generation reactor, we will have to overcome the following problems that we have identified:

1. We will have to formulate the optimal composition of an aluminum-based powder or pellet reactant that will meet the performance requirements of the hydrogen generation reactor while being sufficiently inexpensive to produce to be used commercially as a reactant for the hydrogen generation reactors.

2. We must design the hydrogen generation reactors in a manner such that the hydrogen generation reactors may be manufactured at costs which will enable us to ultimately sell the hydrogen generation reactors at commercially competitive prices.

3. We must design the hydrogen generation reactors in a manner that enables the storage and disposal of the aluminum hydroxide that is generated as a by-product of the hydrogen generation process that will occur in the hydrogen generation reactors.

4. We must design the hydrogen generation reactors in a manner whereby the hydrogen generation process within the reactors will occur at optimum rates such that the hydrogen generation reactors will generate sufficient amounts of hydrogen in order to power commercial fuel cells.

5. We must design the hydrogen generation reactors in a manner such that the hydrogen generation reaction within the hydrogen generation reactors can be initiated, controlled and suspended in order to enable commercial operation of the reactors in conjunction with a commercial fuel cell.

To date, research and development by GHTI, our principal shareholder, has demonstrated that the hydrogen generation process operates as theorized in two laboratory scale prototype hydrogen generation reactors.

Significant additional research and development is required in order to establish that the hydrogen generation process may be applied on a commercial scale. Our plan of operations includes the development of successive hydrogen generation reactors to investigate the operation of the hydrogen generation process, with the objective of developing a commercial scale hydrogen generation reactor. We can provide investors with no assurance that the hydrogen generation process may be used in commercial applications due to the present early stage of the investigation and research and development of this technology.

Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. Preliminary research conducted by GHTI has included the development of two initial laboratory scale prototypes of hydrogen generation reactors that employ the licensed hydrogen generation process. GHTI has completed the exploratory phase of development of our hydrogen production process. This exploratory phase of development included the verification of the hydrogen generation concept, identification of the principal process variables, and the performance of a series of quantitative experiments of hydrogen generation. GHTI is continuing laboratory testing of the process and its investigations include optimizing process controls relating to the reaction and the starting and stopping of the reaction. The two reactor prototypes developed by GHTI demonstrate the reaction of the patented aluminum process reacting with water to produce hydrogen which powers a mini-watt fuel cell. Our research and development activities to date have been limited to development of the HPI 3 hydrogen generation reactor prototype that we recently completed. We have not carried out any other research of development activities. The initial laboratory scale prototypes have demonstrated the hydrogen generation process operates as theorized. This initial research and development work has led us to the conclusion that further research and development work is warranted to establish whether the licensed hydrogen generation process may be applied in commercial fuel cell applications where on-demand hydrogen is required or is an advantage.

We believe that the hydrogen generation reactors that we plan to develop may be used in future commercial applications when coupled with fuel cells because of their apparent ability to generate hydrogen on demand without any environmentally harmful by-product. Fuel cells that use hydrogen are being considered for the following applications, although use of hydrogen-based fuel cells for these applications has been of limited commercial application to date and there is no widespread adoption of hydrogen-based fuel cells:

1. Fuel cells for transportation, including buses, trucks and automobiles ; and

2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

Where fuel cells are used for transportation and for portable and small-scale stationary power generation, it may be advantageous for the hydrogen to be created on-demand when required, rather than being stored in pressurized storage vessels. As our licensed process has the potential to offer a means of creating hydrogen on demand and due to the potential commercial demand for hydrogen-based fuel cells, we believe that investigation of our licensed hydrogen generation process and hydrogen generation reactors for use in commercial applications is warranted. There is however no assurance that we will be able to establish that our licensed process is capable of producing hydrogen on-demand for use in commercial hydrogen-based fuel cells and no assurance that hydrogen-based fuel cells will achieve widespread commercial adoption for transportation or for portable and small-scale stationary power generation.

Our hydrogen generation process and hydrogen generation reactors are at the early stages of their development. There is presently no commercial application for our hydrogen generation process or our hydrogen generation reactors. Our licensed hydrogen generation process and hydrogen generation reactors require substantial additional research and development before they may be used in any commercial applications. Even if we are able to develop hydrogen generation reactors that may be used in commercial applications, there is no assurance that there will be a market demand in the fuel cell industry for our hydrogen generation reactors or that the fuel cell industry will choose our hydrogen generation reactors over competing hydrogen generation solutions offered by competitors. The fuel cell industry itself is in its early stages of development and there is no assurance that market demand for fuel cells will increase. Fuel cell applications where on-demand production of hydrogen is required or advantageous have been of limited commercial application to date.

Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We also plan to market our licensed hydrogen production process and the hydrogen generation reactors that we develop to other business engaged in the hydrogen generation and fuel cell businesses. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop.

We believe that our proprietary water split hydrogen fuel production technology offers significant advantages over competing processes, such as chemical hydride hydrogen storage, electrolysis and other forms of hydrogen storage and production.

If we are not able to raise sufficient financing in order to complete development of the hydrogen generation reactors by ourselves, then we will attempt to enter into a joint development agreement with a third party whereby the third party would fund development of the hydrogen generation reactors in consideration for future rights to our technology. Any such joint development would required the consent of GHTI to the sub-license of our technology that would be required to give effect to the joint development agreement. We have not entered into any joint development agreement or similar strategic alliance or development agreement with any third party whereby the third party would fund development of the hydrogen generation reactors in consideration for future rights to our technology, nor have we entered into any preliminary agreements or understandings for any such agreement. There is no assurance that we would be able to enter into any such joint development agreement or similar strategic alliance or development agreement. We would pursue these efforts over the next twelve months to the extent that we are able based upon our cash resources at that time, provided that we would not be able to pursue these efforts after March 15, 2005 if GHTI terminated our sub-license agreement due to our inability to pay the required portion of the license fee due on that date.

If we are not able to complete the development of the hydrogen generation reactors by ourselves, due to a lack of financing, or through a joint development agreement or other arrangement with a third party, of which there is no assurance, then we will not be able to continue our business and achieve commercialization of our hydrogen generation technology. In this event, we anticipate that we would be dissolved under the provisions of Delaware General Corporation Law. Any dissolution proceedings would require the approval of our shareholders. In the event of dissolution, our remaining assets would be distributed to our shareholders pro rata in accordance with their shareholdings after payment of all of our outstanding liabilities and obligations. We anticipate that shareholders would receive no or a negligible return on their investment in the event that we are dissolved as we anticipate that dissolution proceedings would only be commenced if we had no cash resources with which to pursue our plan of operations.

We do not consider ourselves to be a "blank check company" as set forth in Rule 419 of the Securities Act of 1933. Rule 419 defines a "blank check company" to include a development stage company that:

(a) has no specific business plan or purpose; or

(b) has indicated that its business plan is to engage in a merger or acquisition with an identified company or companies or other entity or person.

We do not have any plans to merge with, acquire or otherwise participate in any reverse acquisition transaction with any other company.

CORPORATE ORGANIZATION

We were incorporated under the laws of the State of Delaware on December 17, 2003.

Global Hydrogen Technologies Inc. ("GHTI") acquired all of our outstanding shares of common stock on December 17, 2003. GHTI is presently the owner of all 25,000,000 shares of our outstanding common stock and is our sole shareholder. GHTI paid an aggregate of $10 for these 25,000,000 shares, representing a per share cost to GHTI of $0.0000004 per share. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral.

We commenced our business operations effective March 15, 2004 upon the acquisition of the sub-license for our licensed technology rights, as described below. We have not earned any revenues to date. Further, we do not have revenues or operations, including assets, that would enable us to internally generate the funds needed to enable us to carry out our plan operations. Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance. Due to the early stage of our business, including our lack of revenues, we believe that debt financing will not be available to us to enable us to finance our plan of operations. Accordingly, we plan to achieve additional financing through the offering of shares of our common stock for sale to investors. These shares include, but are not limited to, the shares that are offered by this Offering. Even if all shares offered as part of this Offering are sold, we will still require substantial additional financing which we plan to obtain by selling additional shares of our common stock. If we are not able to complete the Offering and sell additional shares in future offerings, then we will not have the funding necessary to enable us to pursue our plan of operations. Accordingly, our plan of operations is contingent upon our ability to obtain additional financing, including the completion of this Offering and subsequent offerings of our common stock.

We were organized by GHTI for the purpose of carrying out research and development on the commercial applications of the hydrogen production process licensed by UBC to GHTI. This research and development work is planned to include the development of successive hydrogen generation reactor prototypes, which each subsequent prototype being of increased operational complexity. We were created as a distinct corporate entity by GHTI in order to enable the financing of the development of the hydrogen generation reactors to be pursued on a stand-alone basis, meaning that we will able to attempt to raise financing, incur the costs of research and development of a commercially marketable hydrogen generation reactor and operate our business without impacting on the business of GHTI. GHTI is presently focused on continuing primary research of the hydrogen generation process and is attempting to pursue commercialization of the hydrogen generation technology in markets outside of North America where we have been granted an exclusive license by GHTI. GHTI completed the initial exploratory phase of development involving verification of the hydrogen generation concept and is now continuing laboratory testing and its investigations include optimizing process controls relating to the reaction and the starting and stopping of the reaction. GHTI has demonstrated two prototypes showing the reaction of the patented aluminum process reacting with water to produce hydrogen which powers a mini-watt fuel cell. By incorporating us as a separate entity and granting to us the sub-license, as described below, GHTI may concentrate on the research of the hydrogen generation process and the commercialization of the hydrogen generation technology in markets outside of North America without being impacted on the success or failure of our business, other than to the extent that we are able or unable to pay the license fees required under our Sub-License Agreement with GHTI, as described below under the heading "GHTI SUB-LICENSE". This Offering represents the initial financing that we are undertaking in order to pursue our plan of operations for the development and commercialization of our licensed technology.

Prior to March 15, 2004, we were engaged in the negotiation of the terms of our sub-license agreement with GHTI and the University of British Columbia. UBC was involved in these negotiations as its consent to the sub-license was required under the terms of the principal license agreement between GHTI and UBC. We were not able to undertake any business operations in connection with the licensed technology until this sub-license agreement was executed and in force. GHTI undertook development of our licensed hydrogen generation technology prior to March 15, 2004. We have acquired the benefit of this research and development under the terms of our sub-license agreement with GHTI.

GHTI SUB-LICENSE

We entered into a sub-license agreement and consent with GHTI and the University of British Columbia ("UBC") dated effective as of the March 15, 2004 (the "Sub-License Agreement"). Our Sub-License Agreement relates to certain hydrogen generation technology that was developed by UBC. UBC granted a license to certain worldwide exclusive rights in this technology to GHTI pursuant to a license agreement between UBC and GHTI dated October 22, 2003 (the "Principal License Agreement").

The Sub-License Agreement was entered into by GHTI with us in order to enable us to proceed with the development of the licensed hydrogen generation technology and the development of prototype hydrogen generation reactors. We were incorporated by GHTI as a separate corporate entity in order to enable the financing of the research and development of the licensed technology for commercial applications to be undertaken on a "stand-alone" basis, as discussed above under the heading "CORPORATE ORGANIZATION". GHTI has advanced an initial loan to us to enable us to commence our operations, however GHTI has not agreed to advance any further amounts to us, either as loans or as purchases of additional shares of our common stock. Further, we do not have revenues or operations, including assets, that would enable us to internally generate the funds needed to enable us to carry out our plan operations. Accordingly, we will be reliant upon non-related parties for sources of additional financing. Due to the early stage of our business, including our lack of revenues, we believe that debt financing will not be available to us to enable us to finance our plan of operations. Accordingly, we plan to achieve additional financing through the offering of shares of our common stock for sale to investors. These shares include, but are not limited to, the shares that are offered by this Offering. Even if all shares offered as part of this Offering are sold, we will still require substantial additional financing which we plan to obtain by selling additional shares of our common stock. If we are not able to complete the Offering and sell additional shares in future offerings, then we will not have the funding necessary to enable us to pursue our plan of operations. Accordingly, our plan of operations is contingent upon our ability to obtain additional financing, including the completion of this Offering and subsequent offerings of our common stock.

The Sub-Licensed Technology

The technology that is the subject of Sub-License Agreement (the "Technology") includes certain patents, patent applications, patent rights, copyright, know-how, trade secrets and other intellectual property rights. The Technology includes the following patents and published patent applications:

Title:	Methods of Generating Hydrogen from Water
Inventor:	A.C.D. Chaklader
Patents:	US Patent No. 6,440,385 issued August 27, 2002 and titled "Hydrogen generation from water split reaction"
	US Patent No. 6,582,676 issued June 24, 2003 and titled "Hydrogen generation from water split reaction"
	Canadian patent application serial no. 2,418,823 filed on August 1, 2001 (earliest priority date of August 14, 2000) and entitled "Hydrogen Generation From Water Split Reaction", PCT publication date of February 21, 2002."

The Sub-License Agreement also applies to improvements, variations, updates, modifications and enhancements made and/or acquired by UBC directly relating to the Technology (the "UBC Improvements").

The patent rights and other intellectual property that are the subject of the Principal License Agreement continue to be owned by UBC. The patent rights will revert to UBC in the event of termination of the Principal License Agreement for any reason.

Sub-License Rights

GHTI granted to us the license to certain rights in the Technology and any UBC Improvements, including the exclusive rights to manufacture and distribute products using the Technology and any UBC Improvements in the United States, Mexico, Central America and South America and the non-exclusive rights to manufacture and distribute products using the Technology and any UBC Improvements in Canada. We are required to comply with the terms of the Principal License Agreement including certain obligations including maintaining insurance and indemnifying UBC for any intellectual property infringements. To the extent that we develop or invent improvements to the Technology, the ownership of such improvements will vest in UBC with a license right to us.

UBC is party to our Sub-License Agreement for the purposes of consenting of the grant of the Sub-License Rights to us by GHTI. In consideration for this consent, we have agreed to comply with various provisions of the Principal License Agreement, including indemnity provisions, as if we were the licensee under the Principal License Agreement.

License Fees

In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

We are not obligated to pay any additional amounts to GHTI on account of royalties under our Sub-License Agreement. Further, we are not required to pay any license fees or royalties to UBC under our Sub-License Agreement or any other agreement.

Obligation to Devote Sufficient Resources under the Sub-License Agreement

We have agreed to devote sufficient resources to carry out our obligations and to utilize our rights under the Sub-License Agreement. We have granted GHTI the right to inspect our facilities, operations, books and records to ascertain compliance with the Sub-License Agreement. We have agreed to provide GHTI with annual financial statements and reports during the term of the Sub-License Agreement.

Sub-Licensing

We only have the limited right to sub-license the Technology to manufacture products using the Technology to a third party manufacturer (a "Third Party Manufacturer") and not for the purpose of re-selling by the Third Party Manufacturer. Our rights to Sub-license is subject to the Third Party Manufacturer entering into acceptable agreements regarding confidentiality and ownership provisions that are no less protective of the products and the Technology than those provided by the Sub-License Agreement.

While our rights to sub-license are limited, we will be entitled to grant sub-licenses if the consent of GHTI and UBC are obtained. The consent of UBC is required under the Principal License Agreement which obligates us to obtain the consent to UBC to any sub-licenses that we grant.

Our business plan includes sub-licensing the hydrogen generation technologies that we develop and our licensed hydrogen generation process to other businesses engaged in the hydrogen generation and fuel cell businesses. However, our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers, as described above, and does not extend to the granting sub-licenses to other businesses engaged in the hydrogen generation and fuel cell businesses. Accordingly, we will be required to seek the consent of GHTI and UBC to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI of its consent will be in its sole discretion. If GHTI or UBC withholds its consent, then we will not be able to grant sub-licenses to other businesses in order to generate sub-licensing revenues.

UBC is party to our Sub-License Agreement for the purposes of consenting of the grant of the Sub-License Rights to us by GHTI. In consideration for this consent, we have agreed to comply with various provisions of the Principal License Agreement, including indemnity provisions, as if we were the licensee under the Principal License Agreement.

Term and Termination of the Sub-License Agreement

The term of the Sub-License Agreement commenced on March 15, 2004. The Sub-License Agreement will terminate automatically with the termination of the Principal License Agreement for any reason. In addition, GHTI has rights to immediately terminate the Sub-License Agreement in the event of our breach of the Sub-

License Agreement, our impending insolvency, our filing of a petition seeking bankruptcy reorganization or our taking similar action. In addition, GHTI may terminate if in good faith it determines there is a reason to threaten immediate and irreparable harm to the integrity and reputation of GHTI, the Technology or the related marks.

Consent of UBC

The Principal License Agreement and the Sub-License Agreement require that UBC's consent is obtained if we or GHTI intend to appoint a sub-licensee to distribute products using the Technology or otherwise exploit the Technology outside the scope of the Principal License Agreement and the Sub-License Agreement.

PRINCIPAL LICENSE AGREEMENT

Under the terms of the Principal License Agreement, UBC granted to GHTI an exclusive worldwide license to use and sub-license the Technology and any UBC Improvements and to manufacture, distribute and sell the Products on the terms and conditions of the Principal License Agreement.

The term of the Principal License Agreement started effective October 22, 2003 and ends on the expiry or invalidity of the last patent licensed under the Principal License Agreement, unless terminated earlier under the Principal License Agreement. UBC is entitled to terminate the Principal License Agreement in the event of the insolvency, bankruptcy, liquidation or other insolvency event of GHTI or in the event of any breach of any term of the Principal License Agreement which is not cured by GHTI within the time provided by the Principal License Agreement.

GHTI is required to pay to UBC royalty payments in consideration under the Principal License. We are not required to pay any amounts to UBC as a result of either our Sub-License Agreement with GHTI or the Principal License between GHTI and UBC. We do not have any obligation to reimburse or pay to GHTI any royalty payments that GHTI is obligated to make to UBC under the terms of the Principal License Agreement.

The following definitions apply to the determination of the amounts that GHTI is required to pay as royalty payments to UBC:

Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Technology and any UBC Improvements, and/or any Products, less direct sales taxes and customs duties applied on the sales of Products.
Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI from any sublicensees pursuant to each sublicense or sub-sublicense agreement relating to the Technology and any UBC Improvements, and/or any Products. For greater clarity, it is confirmed that Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement, received by GHTI or any sublicensee from any sublicensee or sub-sublicensee relating to the Technology, Improvements or any Products.
Improvement Revenue	All revenues, receipts, monies, and the fair market value of any shares or

	other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Improvement Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of the Licensee Improvements.
Improvement Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the GHTI from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Improvements or any products manufactured or provided in connection with the use of all or some of the Licensee Improvements. For greater clarity, it is confirmed that Improvement Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by the Licensee pursuant to a written research plan and agreement, received by the GHTI or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Improvements.
Licensee Technology Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI (but not including any Licensee Technology Sublicensing Revenue) from the marketing, manufacturing, sale or distribution of Licensee Technology.
Licensee Technology Sublicensing Revenue	All revenues, receipts, monies, and the fair market value of any shares or other securities and all other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by GHTI from any sublicensees pursuant to each sublicense or sub-sublicense relating to the Licensee Technology or any products manufactured or provided in connection with the use of all or some of the Licensee Technology. For greater clarity, it is confirmed that Improvement Licensee Technology Sublicensing Revenue will include all: (i) milestone payments, royalties, license fees, distribution rights; and (ii) research or development fees in excess of the direct reimbursement for the actual costs of such research and development incurred by GHTI pursuant to a written research plan and agreement, received by the GHTI or any sublicensee from any sublicensee or sub-sublicensee relating to the Licensee Technology.
Licensee Improvements	Improvements, variations, updates, modifications and enhancements made and/or acquired by us which relate to the Technology and which can not be practised without infringing the patents that are the subject of the Technology.
Licensee Technology	Any technology which is invented, discovered, licensed or acquired by us

	and which does not relate directly or indirectly to the Technology or Improvements and which can be practised without infringing the patents that are the subject of the Technology.
Products	Goods or services manufactured or provided in connection with the use of all or some of the Technology and/or any UBC Improvements.

GHTI is obligated to pay to UBC the following under the Principal License:

(b) A royalty of 1.5% on the Revenue;

(c) A royalty of 10% of the Sub-Licensing Revenue;

(d) A royalty of 0.75% of the Improvement Revenue;

(e) A royalty of 5% of the Improvement Sub-Licensing Revenue;

(f) A royalty of 0.25% of the Licensee Technology Revenue; and

(g) A royalty of 1.67% of the Licensee Technology Sub-Licensing Revenue.

In the event that GHTI uses the Technology or the UBC Improvements in combination with either the Licensee Improvements or the Licensee Technology, GHTI will pay to UBC a royalty comprised of:

(a) Technology and/or UBC Improvements, Licensee Improvements, and Licensee Technology:

(i) 0.83% of Revenue, and
(ii) 5.56% of Sublicensing Revenue.

(b) Technology and/or UBC Improvements and Licensee Technology:

(i) 0.88% of Revenue, and
(ii) 6.25% of Sublicensing Revenue.

(c) Licensee Improvements and Licensee Technology:

(i) 0.5% of Revenue, and
(ii) 3.34% of Sublicensing Revenue.

(d) Technology and/or UBC Improvements and Licensee Improvements:

(i) 1.13% of Revenue, and
(ii) 7.5% of Sublicensing Revenue.

GHTI is required to pay royalties on a quarterly basis within 30 days of March 31, June 30, September 30 and December 31 of each year during the term of the Principal License Agreement.

Under the terms of the Sub-License Agreement, any revenues that we achieve will be deemed to have been earned as revenues by GHTI under the terms of the Principal License Agreement for the purpose of calculating the amount or royalties payable by GHTI to UBC under the Principal License Agreement.

OUR LICENSED HYDROGEN PRODUCTION PROCESS

Our licensed technology is comprised of an aluminum-assisted water split reaction process that produces pure hydrogen gas on-demand from the reaction of aluminum and water. The technology is based on a discovery by Dr. Chaklader of the University of British Columbia (UBC) for preventing the passivation of aluminum by water.

Aluminum metal reacts with water to produce hydrogen. However, aluminum has a very high affinity for oxygen and it readily builds an oxide film on the surface. This film prevents aluminum from reacting with water. In order for the reaction of aluminum with water to proceed, it is necessary to dissolve this film. Common methods for achieving this include reaction with strong acids or alkali. Dr. Chaklader's innovation consisted of finding a way to achieving this goal under neutral conditions. Dr. Chaklader developed a process whereby hydrogen is produced from a mixture of aluminum and a non-metallic additive (catalyst) at a neutral or close to neutral pH. He has discovered that by grinding aluminum with alumina and other ceramics prevents the passivation so that hydrogen generation can be made to proceed to the complete conversion of the metal aluminum according to equation:

2 Al (s) + 6 H2O (l) = 2 Al(OH)3 (s) + 3 H2 (g)

Where:	Al	=	Aluminum
	H	=	Hydrogen
	O	=	Oxygen
	Al(OH)3	=	Aluminum hydroxide
	(s)	=	Solid
	(l)	=	Liquid

In theory, this reaction will produce about 0.11 grams of hydrogen from the reaction of 1 gram of aluminum with 2 grams of water. The essence of the invention is inclusion of an inexpensive promoter that prevents passivation of the metal during hydrogen generation in pH neutral conditions without the requirement of the addition of strong acids or alkali. The process involves fine particles (0.01 to 1000 μm) of aluminum and a promoter, typically but not limited to alumina, which are blended intimately together and formed into pellets. The pellets are then added to tap, lake, or seawater to generate hydrogen.

OUR BUSINESS PLAN

We have determined to carry out further research and development of our license hydrogen production process. This hydrogen production process and its deployment in hydrogen generation reactors is in its early stages of development and is not capable of being deployed in any commercial application at present. Neither the hydrogen production process nor the hydrogen generation reactors have been fully developed. Successful development will involve substantial additional research and development of prototypes. There is no assurance that these development efforts will result in the completion of hydrogen generation reactors that can be used effectively and deployed in commercial applications.

We have identified the following key characteristics of our hydrogen production process that we believe offer the potential to incorporate our licensed hydrogen generation process into commercial fuel cell applications:

1. The process uses aluminum as a reactant. Aluminum is a readily available material that is produced in commercial quantities. However, in order to use aluminum in our hydrogen generation reactors, we will have to ascertain the optimum means of using aluminum as a reactant which may result in the requirement that the aluminum be used in a powdered or pellet form which may not be commercially available at present.

2. The process permits the generation of hydrogen on-site, with the result that transportation and storage of hydrogen and the cost and infrastructure associated with transportation and storage of hydrogen can be reduced or eliminated.

3. The aluminum hydroxide by-product of the aluminum/ water react is a non-corrosive and environmentally benign material that can be recycled to produce aluminum.

4. The process generates pure hydrogen without any carbon dioxide or carbon monoxide by-product, thereby making the process a candidate for combination with fuel cells for the generation of electrical power without carbon dioxide or carbon monoxide emissions.

We caution investors that there is no assurance that we will be able to establish that our licensed process is capable of producing hydrogen on-demand for use in commercial hydrogen-based fuel cells.

We also caution investors that the fuel cell industry is in its early stages of development and hydrogen based fuel cells have not received widespread commercial adoption. There has been limited commercial application of hydrogen based fuel cells to date. Fuel cells have been deployed on an experimental and trial basis in the transportation industry on a minimal number of automobiles and buses. Hydrogen based fuel cells have been deployed on a trial basis in stationary power generation applications to date. Hydrogen based fuel cells have been commercially deployed in portable power applications but there adoption is not widespread. Due to these factors, we can provide investors with no assurance that hydrogen based fuel cell applications will achieve commercial success. If hydrogen based fuel cell applications do not achieve commercial adoption, then we anticipate that there will be limited commercial demand for our hydrogen production process or the hydrogen generation reactors that we plan to develop.

We have developed the following business strategy with the view to developing and commercializing hydrogen generation reactors which are based on our licensed hydrogen generation process:

1. We plan to continue the research and development of the process in order that we can more fully understand the process variables that impact on the efficiency of the process and to optimize the process for commercial applications. The hydrogen generation process has been deployed in laboratory scale prototype hydrogen generation reactors. Additional research into the variables that impact on the efficiency of the process and its ability to be incorporated into commercial applications is necessary in order to understand whether the process is capable of being incorporated into commercial applications. The licensed hydrogen generation process is currently not deployed in any commercial applications and there is no assurance that further research and development will establish that the process may be deployed in commercial applications. This research and development process will continue for at least the next fifteen months until October 2005 when we plan to have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. Thereafter, we anticipate that we will continue further research and development of our licensed hydrogen generation process and hydrogen generation reactors. The nature and extent of this future research and development will be dependent upon the success in which we have in developing a prototype hydrogen generation reactor that is capable of incorporation into a commercial fuel cell application. Even if we are successful, we anticipate that future research and development will be necessary before we are able to complete the manufacture of a hydrogen generation reactor for commercial sale.

2. We plan to develop engineered prototypes of hydrogen generation reactors that deploy our licensed hydrogen production process for both testing and demonstration purposes. Our objective is to develop, showcase, and commercialize a hydrogen generation reactor capable of continuous fuel delivery to power a fuel cell subsystem. Our objective is to complete the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell by October 2005. The timeline for completion of this milestone will be subject to a number of activities, including our success in developing successive prototype hydrogen reactors that deploy our licensed hydrogen generation process in increasingly complex and larger applications. Adverse results in our research and development activities could delay our achievement of this milestone or ultimately result in us never being able to achieve this milestone.

3. We plan to identify and target specific commercial applications that offer the potential for commercial application of the hydrogen generation reactors that we develop based on our research and development activities. We have identified the fuel cell industry as the target commercial application for the hydrogen generation reactors that we plan to develop. Within the fuel cell industry, the targeted commercial applications include fuel cells for transportation, including buses, trucks and automobiles, and portable and small-scale fuel cell based stationary power generation. We plan to continually investigate possible commercial applications for our licensed technology and hydrogen generation reactors throughout our research and development phase as the possible commercial applications will be dictated by the results of our research and development activities.

4. We plan to market the process to industries where production of hydrogen on demand is a necessary and advantageous component of commercial applications that require a source of

pure hydrogen. Specifically, we will target the fuel cell transportation and stationary and portable power generation industries that we believe have the most need for a process that generates hydrogen on-demand without pollutants. These markets are discussed in greater detail under the section of this Offering Circular entitled "Potential Commercial Applications of Our Hydrogen Technology". We plan to enter into strategic alliances with businesses engaged in the hydrogen generation and fuel cell businesses with the objective of pursuing licensing and development agreements. We anticipate that we will not commence marketing activities for our hydrogen generation reactors until such time as we have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. We do not anticipate commencing marketing activities for our hydrogen generation reactors until October 2005 at the earliest.

Our objectives are to earn revenues from the following activities:

1. Sales of hydrogen generation reactors that we develop for use in fuel cell applications. If we are able to complete development of a hydrogen generation reactor that is capable of commercial deployment and sale, we will make a determination as to whether to manufacture hydrogen generation reactors for resale ourselves or to out-source manufacturing to a third party, as contemplated by our sub-license agreement. We presently have no ability to commercially manufacture hydrogen generation reactors. If we are successful in designing a commercially deployable hydrogen reactor and we determine to manufacture the hydrogen generation reactor for sale to end-users, we will have to make a determination as to how to manufacture the hydrogen generation reactors. We believe that there will be two basic manufacturing alternatives available to us, namely (i) we could determine to manufacture the reactors ourselves, or (ii) we could outsource manufacturing to a third party manufacture, as we are entitled to do under our Sub-License Agreement. If we determine to manufacture the reactors, then we would have to establish a manufacturing facility. This basic elements of this process would involve (i) securing a premises suitable for manufacturing activities, (ii) design and engineering of production processes, (iii) purchase of equipment and sourcing of materials for use in the manufacturing process, (iv) hiring of engineers to oversee the manufacturing process and operations, (v) hiring of personnel to carry out manufacturing activities, and (vi) obtaining appropriate manufacturing certifications as recommended by any engineering consultants that we engage. All of the above activities are beyond our present expertise and financial abilities. If we determine to outsource manufacturing activities, then we anticipate that we would engage an engineering firm with expertise in manufacturing processes in order to enable to us to select and contract with a third-party manufacturer that could manufacture the reactors to our design specifications and quality control requirements. We presently have not engaged any engineering firm to advise as to third party manufacturers or targeted any third party manufacturers as we are at the very early stages of development of our prototypes. We are presently not aware of the costs to either establish a manufacturing facility or to establish an outsourcing relationship with a third party manufacturer. We believe that we will not be able to accurately project these costs until such time as we have finalized design of a commercially deployable hydrogen generation reactor. Our decision regarding manufacturing will impact on our timeline for achieving commercial production. We anticipate that it will take less time to outsource manufacturing that to manufacture reactors ourselves due to the fact that we would not have establish our own manufacturing facility if we outsource manufacturing. We also anticipate that capital requirements would be less if we outsource manufacturing, again due to the fact that we would not have establish our own manufacturing facility if we outsource manufacturing. We will not be able to assess the profitability of outsourcing compared to establishing our own manufacturing facility until such time as we have completed our design phase and are able to assess the various costs associated with each option. We have not produced any commercially deployable hydrogen generation reactors to date. No commercially deployable hydrogen generation reactors will be manufactured by us until we have completed the research and development of a hydrogen generation reactor that can be commercially deployed, which will be no earlier than October 2005.

2. Sub-licensing the hydrogen generation reactor technologies that we develop and our licensed hydrogen generation process to other businesses engaged in the hydrogen production and fuel cell businesses. Our ability to sub-license the hydrogen generation technologies that we

develop will be subject to our obtaining consents to sub-license from GHTI. Our right to sub-license under our sub-license agreement with GHTI is limited to granting rights to manufacture products using our licensed technology to third party manufacturers. Accordingly, we will be required to seek the consent of GHTI to any sub-licenses of our hydrogen generation technology that we propose to grant to other businesses engaged in the hydrogen generation and fuel cell businesses. The grant by GHTI of its consent will be in its sole discretion. If GHTI withholds its consent, then we will not be able to grant sub-licenses to other businesses in order to generate sub-licensing revenues. We anticipate that we will not into any sub-licenses for our hydrogen generation reactor technology until such time as we have completed the development of a hydrogen generation reactor prototype that can be incorporated into a commercially available fuel cell. Accordingly, we do not anticipate granting sub-licenses for our hydrogen generation reactor technology until October 2005 at the earliest.

We caution that we will be required to make payments to GHTI under the Sub-license Agreement irrespective of whether or not we achieve revenues. The first payment due under the Sub-License Agreement is a $1,000,000 payment due on March 15, 2005. We anticipate that we will not have earned any revenues by March 15, 2005. Accordingly, we anticipate that we will require additional financing in order to make this payment and to maintain the Sub-License Agreement in good standing. Further, there is no assurance that we will have achieved revenues by any of the dates on which further payments are due under the Sub-License Agreement, namely March 15, 2006, 2007 and 2008.

We advise that our plan of generating revenues is evolving and will continue to evolve in response to the progress we are able to achieve in developing hydrogen generation reactors and to developments in the hydrogen and fuel cell industries. Our ability to achieve revenues from sales of hydrogen generation reactors will be subject to our successful development and commercialization of hydrogen generation reactors that incorporate our licensed hydrogen generation process. Our ability to earn revenues from license arrangements will be contingent upon our ability to demonstrate to businesses engaged in the hydrogen and fuel cell industries that our hydrogen generation reactors offer a commercially viable means of creating hydrogen-on-demand for fuel cell processes. We are not able to give investors any guidance at this stage of our business development as to the mix of revenues between sales of hydrogen generation reactors that we develop on our own and license fees that we may generate from license arrangements of our technology. Sub-licensing arrangements will require the consent of UBC under the Sub-License Agreement.

We also plan to pursue research and development grants and awards from government agencies to enable us to pursue development of our technology, however there is no assurance that any such grants or awards will be obtained.

RESEARCH AND DEVELOPMENT OF OUR HYDROGEN PRODUCTION PROCESS

Prior Research and Development Work

GHTI has completed the exploratory phase of development of our hydrogen production process. This exploratory phase of development included the verification of the hydrogen generation concept, identification of the principal process variables, and the performance of a series of quantitative experiments of hydrogen generation. Experimentation has provided general data on sensitivity of the water split reaction to water temperature, acidity, type of catalyst and content variables. Experimentation also resulted in the observation of the promising effect of particulate carbon and water soluble polymers on the water split reaction.

Prior to our acquisition of our sub-license, GHTI has been engaged in development of preliminary prototypes of hydrogen generation reactors that demonstrate the application of our licensed hydrogen generation process. These initial hydrogen generation reactors are the HP 1 and HP 2 prototypes upon which we will base our future engineered prototypes. These initial prototypes have been developed by GHTI in order to test our proprietary hydrogen generation process and its application in a hydrogen generation reactor. These initial prototypes have also been developed as a means of demonstrating our hydrogen generation reactors and the licensed process to potential industry partners. These initial prototypes were laboratory scale prototypes. Each prototype included a batch reactor mated to a hydrogen powered fuel cell. The HP 1 prototype prototype was capable of powering a fuel cell capable of generating a power output of under 1 watt. The HP 2 prototype was capable of powering a fuel cell capable of generating a power output of 30 watts. The prototypes successfully demonstrated that hydrogen was generated in the reactor prototypes in sufficient quantities to power the fuel cells to which the reactors were mated. However, GHTI did not subject these prototypes to laboratory tests to assess and quantify the amounts of hydrogen produced or the variables that impact on the hydrogen generation process. We have access to the research and development conducted in connection with the development of these prototypes under our Sub-License Agreement. No fees are owed by us to GHTI in consideration for this research and development or our access to the prototypes for demonstration purposes.

OUR CURRENT OPERATIONS

Our current operations consist of a fully equipped laboratory in Seattle, Washington comprised of approximately 850 square feet. These leased premises were originally leased from GHTI in January 2004. We assumed this lease effective March 15, 2004 concurrent with the execution of the Sub-License Agreement.

We employ one researcher who is presently involved in conducting research on the application of our licensed hydrogen generation process. We also have hired four engineers who work for us on a part-time basis in the development of our hydrogen generation reactor prototypes. Each engineer works approximately 15 hours per week for us. We contracted with the engineers to develop the HPI 3 hydrogen generation prototype in mid-March 2004. Under our agreement, no amounts were payable by us until such time as the prototype had been completed and delivered to us.

Our corporate head office is also located in Seattle, Washington. Ms. Ricky Gujral, our president and chief executive officer and a director, is based in our Seattle corporate office.

We have not incurred any expenditures on research and development since our inception other than amounts spend on the lease for our Seattle laboratory facility. We have contracted with our engineers for the development of the HPI 3 hydrogen generation reactor prototype. Payment under this contract was due upon delivery of the prototype to us. GHTI spent approximately $35,000 in completion of the research and development of the HP 1 and HP 2 hydrogen generation reactor prototypes. We are not required to reimburse or otherwise pay any amount to GHTI for this research and development.

OUR PLAN OF OPERATIONS

Our plan of operations is to pursue our business plan by undertaking the following:

1. We plan to develop four additional prototypes of our hydrogen generation reactors over the next twelve months. These four additional prototypes are in addition to the initial HP1 and HP2 prototypes developed by GHTI. We anticipate that we will spend approximately $4,000,000 in completing the development of these reactor prototypes. We anticipate that the prototypes that we develop over the next twelve months will not be sufficiently advanced for use in commercial applications. We anticipate that further research and development will be required before we have finalized designs for a hydrogen generation reactor that may be used in commercial applications and that may be sold to industry.

2. We plan to market our technology and prototypes to businesses engaged in the hydrogen generation and fuel cell businesses with a view to entering into strategic relationships for the continued development and commercial application of our technology and our hydrogen generation reactors. We plan to spend approximately $1,500,000 over the next twelve months in pursuing these marketing and strategic alliance development activities.

The cost estimates that we have provided are estimates based on internal cost projections developed by our management. These estimates are based on the amount of laboratory time to be spent in developing and testing the hydrogen generation reactor prototypes that we plan to develop. The costs associated with our engineering staff, laboratory time and material acquisition are included in these amounts. These estimates are based on projected amounts of time to complete development of each phase of prototypes. If the time and materials associated with the development of any prototype is greater than anticipated, then the costs and timeframe for prototype development will be greater than anticipated.

Even once the development of these four additional prototypes has been completed, we anticipate that additional research and development will be required before we have developed a hydrogen generation reactor that is capable of deployment in commercial applications. The final prototype that we plan to develop is planned to be capable into a commercially available fuel cell, as discussed below. However, even if we achieve this milestone we will be required to complete further testing of the prototype. We anticipate that these testing efforts will result in further design changes that will have to be completed before we have finished our development activities. We anticipate that we will require a minimum of eighteen months to test and modify the final prototype before finalizing our design for a commercial hydrogen generation reactor. We anticipate that we will spend a minimum of $2,000,000 in these further research and development activities before we have finalized our design for a commercial hydrogen generation reactor.

Our plan of operations contemplates that we will spend approximately $5,500,000 over the next twelve months. The proceeds of the offering will be $1,000,000 if all Shares are sold. Accordingly, the proceeds of this offering will not satisfy our cash requirements for the next twelve months. We anticipate that we will be required to raise additional funds within the next six months in order to continue to fund our plan of operations. We had cash of $163,722 and a working capital deficit of $114,510 as of July 31, 2004. This cash was advanced to us by GHTI pursuant to a non-interest bearing shareholders loan with no specific terms for repayment, which loan was outstanding in the amount of $280,545 as at July 31, 2004. No portion of the proceeds of this Offering will be applied to the repayment of the shareholders loan advanced by GHTI to date. The proceeds of the Offering will be sufficient to enable us to fund our plan of operations for only three to four months and are substantially less than the financing that we require to pursue our plan of operations for the next twelve months. Accordingly, we are unable to pursue our plan of operations for the next twelve months without additional financing, in addition to the proceeds of the Offering.

Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance. We plan to apply approximately $450,000 from the proceeds of this Offering to the development and testing of two prototype hydrogen generation reactors that we refer to as the HPI 4 and HPI 5 hydrogen generation reactors. We anticipate that $300,000 will be sufficient to enable us to complete development and testing of the HPI 4 prototype and that $150,000 will be sufficient to enable us to complete development and testing of the HPI 5 prototype. Accordingly, we anticipate that the proceeds of this Offering will be sufficient to enable us to complete the development and testing of the HPI 4 and HPI 5 hydrogen generation reactor prototypes. However, we will require additional financing in order to develop further successive prototypes of our hydrogen generation reactors and to achieve commercialization. In the event that we sell less than 50% of the shares offered through the Offering, then we will not have sufficient funds in order to complete development and testing of the HPI 4 hydrogen generation reactor. In the event that we sell less than 75% of the shares offered through the Offering, then we will not have sufficient funds in order to complete development and testing of the HPI 4 and the HPI 5 hydrogen generation reactor prototypes. If we are not able to complete the development and testing of the HPI 4 hydrogen generation reactor, then we believe that our ability to obtain additional financing for further development of the hydrogen generation reactors will be impaired. If we are not able to complete the development of the hydrogen generation reactors by ourselves, due to a lack of financing, or through a joint development agreement or other arrangement with a third party, of which there is no assurance, then we will not be able to continue our business and achieve commercialization of our hydrogen generation technology.

We expect that we will not achieve revenues within the next twelve months, even if we are successful in pursuing our plan of operations. We anticipate developing further prototypes of our hydrogen generation reactors during the next twelve months. The prototypes will not be capable of being deployed in commercial applications. Accordingly, we anticipate that we will not achieve revenues within the next twelve month period.

We plan to issue additional shares of our common stock to new investors to raise additional financing in order to enable to pursue our plan of operations for the next twelve months. These additional shares will be in addition to the shares that we are offering as part of the Offering. We can give no assurance to investors as to the price of any future shares that we offer or the number of shares that we will offer. There is no assurance that we will be able to obtain the necessary financing in order to enable us to proceed with our plan of operations. We do not have any arrangements for financing in place and there is no assurance that we will be able to achieve the necessary financing. In the event that we do not achieve the necessary financing, then we will be forced to scale back our plan of operations with the result that we may not be able to develop and commercialize our technology as planned.

Each of these elements of our plan of operations is discussed below:

1. **Prototype Development**

We plan to development successive prototypes of hydrogen generation reactors that incorporate our licensed hydrogen generation process. These hydrogen generation reactors will follow on the development of the initial HP 1 and HP 2 hydrogen generation reactors that were developed by HPI. Each reactor will be developed sequentially based on the prior prototype and will be developed to provide increased power generation and enhanced process performance. The reactors that we plan to develop are summarized below:

Name of Prototype	Fuel Cell Power Output	Reactor Type	Process Controls
HPI 3	30 Watts	Batch Reactor	No
HPI 4	30 Watts	Continuous Reactor	Yes
HPI 5	500 Watts	Continuous Reactor	Yes
HPI 6	1 Kilowatt	Continuous Reactor	Yes

We completed the development of the HPI 3 reactor in the third quarter of 2004. The HPI 3 has been designed to produce sufficient hydrogen to power a 30 watt fuel cell device. This reactor is a "batch" reactor, meaning that the reactor will not operate on a continuous basis. This reactor does not incorporate process controls. We have also completed testing of the HPI 3 prototype reactor. Our testing included collection of data on the output of hydrogen generated by the reactor.

We are currently in the process of developing the HPI 4 reactor. The HPI 4 reactor will be designed to be capable of producing enough hydrogen to power a 30 watt fuel cell device on a continuous reaction basis, meaning the aluminum reactant will be fed to the reactor and hydrogen will be generated on a continuous basis. This reactor will be designed to include process controls. "Process controls" are controls incorporated into the hydrogen generation reactor that enable the hydrogen generation process to be controlled and regulated. Process controls include the mechanisms that will regulate the amount of aluminum being consumed in the reaction process and the consequential amount of hydrogen being produced. Process controls also include the control mechanisms that will regulate the starting and stopping of the aluminum reaction process within the reactors.

The HPI 5 reactor will be designed to produce enough hydrogen to power a 500 watt fuel cell device on a continuous reaction basis. This reactor will be designed with process controls. The objective of this reactor will be to achieve continuous production for a four hour period.

The HPI 6 reactor will be designed to produce enough hydrogen to power a 1.0 kilowatt fuel cell device. This reactor will be a continuous reactor with process controls. The reactor will be designed for operation for a period of 24 hours.

We are attempting to develop and test the successive hydrogen generation reactor prototypes in accordance with the following timetable. Our achievement of this timetable will be subject to our ability to obtain financing and our success in developing and testing each reactor prototype:

Name of Prototype	Anticipated Time Frame for Development and Testing
HPI 3	Completed in the Third Quarter of 2004
HPI 4	Fourth Quarter of 2004
HPI 5	First Quarter of 2005
HPI 6	Third Quarter of 2005

Contemporaneous with the development of hydrogen generation reactors, we plan to research and develop a process for grinding of aluminum and production of aluminum reactant pellets that can be used in our hydrogen generation reactors. We plan to investigate and experiment with various pellet compositions and design options with a view to optimizing an aluminum reactant pellet for use in the continuous feed hydrogen generation reactors that we develop. Our development of hydrogen generation reactors will be pursued with the objective of incorporating the reactor into a fuel cell system. Our development of the hydrogen generation reactors will include ongoing materials science research to investigate and optimize the nature and composition of the aluminum reactor pellets. Projected costs associated with this research are included in our projected costs for prototype research and development. This research will be carried out concurrently with the development of prototypes, although there is no assurance that we will have optimized or completed research on the nature and composition of the aluminum reactor pellets when we have completed development of our hydrogen generation reactor prototypes.

Our objective will be to incorporate an engineering prototype hydrogen generation reactor with a commercially available fuel cell for demonstration purposes. We have initially targeted the AirGen™ model FC01001 fuel cell generator manufactured by Ballard Power Systems. The process flow diagram that will ultimately serve as a portable demonstration unit for the application of our technology is as follows:

Figure 1: Integrated Fuel Cell with GHTI Hydrogen Generator


Water
Heat
Heat
Solid Powder Mix
Hydrogen Generation
Pure Hydrogen
Fuel Cell
Electric Power 6-12V DC unreg.
Water
Solid Phase Recovery
O2/Air Supply

Our objective in completing the development of these prototypes is to further enhance our knowledge and understanding of the hydrogen generation process and the optimal deployment of the hydrogen generation process in commercial applications. This development will be essential both in enabling us to pursue the development of commercial hydrogen generation reactors and the licensing of our technology and hydrogen generation reactors to businesses in the hydrogen generation and fuel cell industries. In completing the development and testing of our engineering prototypes and aluminum reactant pellets, we will attempt to address the following issues that we believe will have an impact on the commercial deployment of our technology:

(a) We will investigate the optimum composition of the alumina/aluminum powder that will be used as the aluminum reactant in the hydrogen generation process.

(b) We will investigate the optimum means of manufacturing the aluminum reactant pellets, including powder mixing, milling and blending techniques.

(c) We will identify whether alternative catalysts are available to enhance the hydrogen generation reaction.

(d) We will investigate the optimum means of collecting and removing aluminum hydroxide from water once the hydrogen generation reaction has been completed within the reactor.

(e) We will investigate methods of initiating, controlling and suspending the hydrogen generation reaction with their reactors.

(f) We will investigate the impact that pressure and temperature have on the efficiency of the hydrogen generation reaction within the reactors.

(g) We will investigate the optimum manner of feeding, recirculating and blending of the reactant within the reactor.

We anticipate that we will not license our technology or hydrogen generation reactors until such time as we have completed development of each of the prototypes described above. We believe that this prototype development phase must be completed before we are able to develop commercial hydrogen generation reactors for sale or enter into strategic alliances with other business for further development of our process and technology.

2. Marketing and Strategic Relationships

We plan to develop our hydrogen generation reactors and technology as a means of delivering a pure hydrogen source to fuel cells. We will market our technology as a replacement to current fuel processors used by fuel cells or as a means of replacing stored hydrogen for fuel cells. We initially will focus our strategy on developing strategic alliances with one or more leaders in fuel cell technology. Our objectives in developing strategic alliances include the following:

(a) To provide funding for the further development and commercialization of our hydrogen generation reactors and technology;

(b) To develop technology that is complimentary to the fuel cell technology being developed by industry leaders;

(c) To identify and target potential applications for deployment of our hydrogen generation technology;

(d) To secure cooperation in the development and supply of aluminum based pellets for use in the hydrogen generation reactors that we plan to commercialize;

(e) To conduct co-operative research endeavors;

(f) To provide access to key personnel; and

(g) To develop a higher profile in the financial, scientific and industrial communities.

We expect that these strategic alliances could include arrangements with fuel cell manufacturers for the development of an integrated hydrogen generation reactor and fuel cell. These arrangements could be for targeted specific applications of an integrated hydrogen generation reactor and fuel cell, such as a stationary power or small fuel cell battery power application. These arrangements may enable us to secure funding from the manufacturer under a joint development agreement where funding was provided by the manufacturer in consideration for future rights to our technology that we would grant to the fuel cell manufacturer. We can give investors no assurance as to whether we will be able to enter into any such strategic alliances. Further any such arrangements may require the consent of GHTI to any sub-license required to facilitate the strategic alliance arrangement. Further, we anticipate that we will have significant obligations in any strategic alliance arrangements that we enter into. We can give investors no assurance that we will have the funding to enable us to perform our obligations under these strategic alliance arrangements or that any consents to necessary sub-licenses will be granted by GHTI.

We plan to attempt to develop strategic alliances and to develop relationships with industry partners throughout the next eighteen months as we continue the development and testing of our hydrogen generation reactor prototypes. We cannot provide investors with any assurance as to if and when we will develop any strategic alliances. We will evaluate opportunities on a case by case basis as opportunities to enter into strategic relationships may be presented.

We will also investigate possible strategic alliances with leading companies in the following areas:

(a) portable and small-scale stationary power generation;

(b) transportation, including companies engaged in the investigation of low-emission and zero-emission vehicles; and

(c) chemical production, with a view to developing a supply for the key reactants for our hydrogen generation process and technology.

As part of our marketing effort, we plan to make contact with industry leaders in order to establish business relationships. We also plan to attend trade show and other hydrogen generation and fuel cell industry events. We anticipate that our marketing activities will include demonstration of our hydrogen generation reactor prototypes.

We have not entered into any negotiations with any potential strategic partners to date. We attended two trade shows in April 2004 where we demonstrated the operation of the HP 1 and HP 2 prototypes.

Personnel Requirements

We anticipate that we will hire an additional four engineering personnel, either on an employment or a contract basis over the next twelve months. These four additional engineering personnel are in addition to the four engineering personnel that we have already hired. These personnel will be employed on a full-time basis in order to carry out the further development and testing of our prototype reactors.

Facility Requirements

We also anticipate that we will investigate moving our laboratory premises during the next twelve months. We anticipate that we will be required to find new premises at some point during our development as our research and development activities expand.

Identified Problem Areas

We recognize that hydrogen-on-demand and fuel cell technology in our chosen target areas are both at early stages of development and have yet to be proven commercially viable. As well, in addition to the need for outstanding research for which the outcome is uncertain, we face cost and supply issues specific to our proprietary technology, including those described below:

1. The experiments performed so far have used powdered aluminum as source of aluminum for the aluminum reactant compound used in the prototype hydrogen generation reactors. We believe that the cost of using powdered aluminum is too expensive to be considered as a viable source of aluminum for the aluminum reactant compound for our hydrogen-on-demand system. Powdered aluminum is expensive due to the complexities involved in the process of manufacturing powdered aluminum. Due to the high cost of using powdered aluminum, we plan to investigate the feasibility of using alternative raw materials and/or preparation processes to create the aluminum that we will use in the aluminum reactant compound for our hydrogen generation reactors. Examples of alternative raw materials that we plan to consider include ground aluminum that results from the continuous regrinding of coarser aluminum, non-powder aluminum, other aluminum forms and recycled aluminum.

2. The experiments so far have used aluminum that has been mechanically alloyed with a catalyser powder in order to produce the aluminum reactant compound for our hydrogen generation reactors. The current process used to complete the mechanical alloying of the aluminum and catalyser powders is expensive and is relatively inefficient process as the process is limited to small quantities. We plan to explore alternative mixing methods with the objective of developing a process that can achieve mechanical alloying of the aluminum and the catalyser powder at higher and more efficient processing rates.

3. While powdered aluminum is presently manufactured commercially, the infrastructure for large-scale aluminum powders preparation and distribution is nonexistent. Our exploration into alternative raw materials and preparation processes will be targeted at raw materials and preparation processes that will enable the aluminum reactant compound to be produced in commercial volumes and at costs that will not render the operation costs of our hydrogen generation reactors to be higher than our customers are prepared to pay.

4. We must design the hydrogen generation reactors in a manner such that will enable the aluminum reactant pellets used as the reactant in the hydrogen generation reactors to be stored pending use in the reactor and then fed into the reactor as required to produce hydrogen-on-demand for the operating fuel cell. The hydrogen generation reactors will include a bin or a container into which the aluminum reactant

pellets are placed pending their consumption within the reactor. The pellets must be fed into the reactor in a controlled manner in order that the reaction with water can commence with the result that hydrogen will can generated on-demand. We must ensure that the reactor is designed to store the pellets and deliver the pellets to the reactor in a manner in which the production of hydrogen can be controlled.

5. The cost of the source of aluminum of our hydrogen generation reactors is anticipated by us to be a key component of the cost of operation of a hydrogen generation reactor. As the cost of the source of aluminum increases, the cost of operation of one of our hydrogen generation reactors will increase with the result that the economic operation of one of our hydrogen generation reactors will be adversely impacted.

6. The cost of manufacturing the hydrogen generation reactors is anticipated by us to by a key factor that consumers will consider in determining whether to use our method of hydrogen generation for incorporation into a fuel cell application. We have not finalized the design of our hydrogen generation reactors and accordingly, we do not know whether it will be possible to manufacture the hydrogen generation reactors at costs that are less than what we could sell the reactors for. Factors such as necessary operating conditions may increase the complexity and corresponding cost of the hydrogen generation reactors that we plan to develop.

7. The aluminum hydroxide that will be produced in our hydrogen generation reactors must be initially stored within the reactor and then disposed of by the end-user. Storage of the aluminum hydroxide within the reactor may create design problems that may increase the size and cost of the reactors. While the aluminum hydroxide may be converted back into aluminum, we do not yet know the costs of disposal of the aluminum hydroxide to the end user or whether there will be any commercial facility or service that an end-user may pay to dispose or convert the aluminum hydroxide.

GOVERNMENT REGULATION

Our research and development activities currently involve the production of hydrogen in test quantities in our laboratory facility. As hydrogen is produced, the laboratory facility in which we conduct our research and development must comply with Washington State facility requirements for hydrogen production. The laboratory premises that we presently rent are in compliance with Washington State facilities requirements for hydrogen production. The aluminum used in our reaction process is benign and non-toxic and is not subject to any hazardous materials regulation or legislation. Similarly, the aluminum hydroxide by-product of our hydrogen generation reaction is benign and non-toxic and is not subject to any hazardous materials regulation or legislation.

We believe that government regulation impacting on emissions of carbon dioxide and other by-products of combustion of hydrogen carbon fuels may have an impact on the demand for hydrogen fuel cell applications. We believe that an increase in emission control standards may increase the demand for hydrogen based fuel cell applications. Correspondingly, we believe that any government regulation that relaxes emission standards will delay the commercialization of hydrogen fuel cell applications. We believe that the demand for our hydrogen generation reactors will be subject to the changes in demand for hydrogen based fuel cells that that result from changes in government regulation, assuming that we are able to develop and commercialize our hydrogen generation reactors.

POTENTIAL COMMERCIAL APPLICATIONS OF OUR HYDROGEN TECHNOLOGY

We expect that the first applications of our technology will be in providing a source of pure hydrogen-on-demand fuel for fuel cells. The objective will be to replace current fuel processors or hydrogen storage necessary for fuel cell applications.

The following discussion under the headings "Fuel Cells", "Proton Exchange Membrane Fuel Cells (PEM Fuel Cells)" and "Phosphoric Acid Fuel Cells (PAFC's)" includes information obtained by us from a review of an article entitled "Just the basics: Fuel Cells" published by the Office of Transportation Technologies of the United States Department of Energy in October 1100.

Fuel Cells

Instead of burning fuel to produce power, a fuel cell converts energy from one form to another through chemical means. A fuel cell operates much like a battery, converting the chemical energy of its fuel directly into electrical energy but with the reactants being continuously feed into the cell, not stored as in a stand-alone battery. The term "fuel cell" refers to each component of a fuel cell stack and to the functioning unit as a whole. A stack consists of repeating fuel cell units; the number of units in a stack depends on the performance of the units (which varies with the technology used) and the amount of energy required.

A generic fuel cell system includes a stack of fuel cell units, a fuel processor, heat and power recovery subsystems and a power converter. We envision that our process would replace the fuel processor, producing pure hydrogen without pollutants. As well, a heat and power recovery subsystem would not be necessary.

Fuel cells based on proton exchange membranes (PEM) have the potential to be the power systems for next generation of vehicles, but delivering pure hydrogen fuel to the PEM stack through onboard storage of hydrogen remains a barrier in terms of cost, weight, and/or volume. The two commercially available options for on-board storage of hydrogen, namely compressed hydrogen gas or hydrogen liquid, are energy-intensive and would require significant investment in distribution infrastructure. Given the potential demand of hydrogen for fuel cell applications and the inherent problems associated with storage and transportation, we believe there will be growing demand for a means of generating hydrogen on-demand and on-site for both stationary and mobile fuel cell applications.

The two principal types of fuel cells that are currently being developed and that we have identified as the best candidates for adoption of our technology are:

- Proton exchange membrane fuel cells ("PEM fuel cells")
- Phosphoric acid fuel cells ("PAFC's")

Of these two types of fuel cells, we have identified PEM fuel cells as being the top choice due to the large number of companies seeking to commercialize PEM fuel cells. Each of these types of fuel cells is described below:

Proton Exchange Membrane Fuel Cells (PEM fuel cells)

PEM fuel cells are currently being developed primarily for sizes less than 500 kW. Applications for PEM fuel cells include:

- Light duty (50–100 kW) and medium duty (200 kW) vehicles
- Residential (2–10 kW) and commercial (250–500 kW) power generation
- Small and/or portable generators and battery replacements
- Laptop computers and cellular telephones

PEM fuel cells require a pure hydrogen source for operation. Since hydrogen is not readily available, it is typically obtained by reforming a hydrocarbon fuel, such as methanol or natural gas, in a fuel processor. The reformed fuel often contains other gasses such as carbon monoxide that are detrimental to fuel cell operation. Carbon monoxide levels of 50 ppm or greater poison the catalyst, causing severe degradation in cell performance. Therefore, all carbon-containing fuels (for example, natural gas, methanol, and propane), require additional fuel processing. Fuel processing in general represents a significant challenge to the commercialization of fuel cells; this is particularly true for PEM fuel cells due to their susceptibility to electrocatalyst poisoning from low-level carbon monoxide levels. However, given sufficient fuel processing, PEM fuel cells are expected to operate using hydrogen, methanol, propane, and natural gas fuels (and eventually gasoline).

Low operating temperature, rapid start-up, light weight, high power density, and simplicity make PEM fuel cells attractive for transportation applications. However, many technological barriers remain and it is expected that PEM fuel cells will be marketed first in stationary applications. The same characteristics that make the PEM fuel cells attractive for transportation also make them attractive in remote, standby, and premium power onsite markets.

Phosphoric Acid Fuel Cells (PAFCs)

PAFC technology has been demonstrated at levels ranging from 50 kW to 11 MW, with most demonstration units between 50 and 200 kW. PAFCs can be used for onsite power generation in hospitals, hotels, schools, and commercial buildings requiring heat, high power quality, or premium power services.

PAFC's have electrolytes of phosphoric acid. They typically operate near 200C (400F). As with all fuel cell types, PAFC's operate on hydrogen that is typically delivered from a natural gas-supplied reformer, though some commercial units have operated on propane, landfill gas, and anaerobic digester gases.

Market for Fuel Cells

The principal markets that we have identified for our hydrogen generation technology and planned hydrogen generation reactors are as follows:

1. Transportation Markets
2. Stationary Power Markets; and
3. Portable Power Markets (including laptops and cellular telephones).

Each of these markets is in the early stages of its commercial development. The status of development of each of these markets is discussed below:

1. Transportation Markets

The internal combustion engine in transportation applications is a major source of air pollution and greenhouse gas emissions. As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and many other industrialized nations.

However, while environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that these manufacturers have begun to recognize the value that PEM fuel cell engines offer and the opportunity to deliver products that are more attractive to customers than internal combustion engines. PEM fuel cell manufacturers believe that not only will PEM fuel cell powered vehicles have the same performance and cost as today's internal combustion engine vehicles, but PEM fuel cell-powered vehicles will also provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options, and have the potential to require lower capital and maintenance expenditures.

As a result of regulations and initiatives in the United States and the performance characteristics of PEM fuel cells, fuel cell manufacturers have focused initially on two areas of the transportation engine market: transit buses and automobiles;

A. Automobiles

Automobile manufacturers, including Honda Motor Company and Toyota Motor Corporation, have introduced limited numbers of fuel cell vehicles for use in fleet applications. These vehicles were initially introduced in 2002 and are powered by PEM fuel cells. The fuel cell vehicles that have been produced are limited to test and demonstration vehicles that are not in commercial production. According to its filings with the United States Securities and Exchange Commission, PEM fuel cells manufactured by Ballard Power Systems, Inc. have been used in some of these fuel cell vehicles.

B. Transit Buses

According to its filings with the United States Securities and Exchange Commission, Ballard Power Systems has manufactured PEM fuel cells for transit buses that have been in operation since 1997. Fuel cell powered transit buses have been limited to testing and demonstration vehicles.

Because fuel availability is and will be an important factor in determining the rate at which PEM fuel cell-powered vehicles are made available for sale, we expect that the first commercial PEM fuel cell-powered vehicles will be vehicles, such as transit buses and fleet vehicles, that operate within limited and well-defined geographic areas and are refueled at central fuelling depots.

2. Stationary Power Markets

The stationary power generation market in general, and the demand for alternative stationary power generation technologies for standby, emergency and UPS applications in particular, will continue to be driven by several factors:

- the demand for more reliable and higher quality power sources;
- environmental concerns, including air and noise pollution and the depletion of non-renewable energy resources;
- continued deregulation of power markets; and
- the need to reduce reliance on existing grid power resources.

With the increased use of computers, telecommunications networks, medical diagnostic equipment, manufacturing test equipment and instrumentation and other sophisticated electronic devices, there is an increased demand for premium sources of power that are less susceptible to interruption, surges and brown-outs than the existing public central power generation and distribution system. This demand provides a significant opportunity for alternative stationary power technologies, like fuel cells, as they can provide a highly reliable, high quality source of power that works in tandem with, or provides back-up for, the utility grid.

In addition, some governments in industrialized nations are enacting increasingly stringent environmental regulations and legislation requiring a reduction in power plant pollutants, greenhouse gases and even noise emissions. We believe such regulations and legislation in North America, Europe and Japan will result in increased use of energy efficient, distributed power generating equipment and, over time, a switch of a substantial portion of power generation production to alternative, clean power generation systems, including PEM fuel cells. Because of their higher efficiency, stationary PEM fuel cell power generators fueled by natural gas emit much less carbon dioxide per kilowatt than conventional coal and oil-fired power plants. Furthermore, stationary PEM fuel cell generators fueled directly by hydrogen emit no carbon dioxide or pollutants.

Finally, the continued deregulation in the electric power industry in North America and elsewhere is creating potential demand for alternative sources of stationary power. In particular, distributed stationary generators (or power generation that is sited close to an end user) may represent an economically attractive method of augmenting the capacity of central power generation facilities to meet the increasing demands for power generating capacity, and in some cases replacing aging central power generators. With fewer resulting transmission lines, power producers can reduce (i) the cost of acquiring rights-of-way, (ii) the costs associated with building a transmission and distribution infrastructure, and (iii) energy loss from transmission lines.

In the stationary power market, PEM fuel cell manufacturers have focused on developing intermittent-use and continuous-use PEM fuel cell stationary generators. Applications in this market segment include standby power, emergency power, UPS systems, premium power, power for remote locations, residential power and distributed generation.

According to its filings with the United States Securities and Exchange Commission, Ballard Power Systems is presently conducting field trials of 250kW PEM fuel cells in stationary fuel cell plants, mainly in Europe and Japan. Other manufacturers, including General Motors, Hydrogenics and Nuvera Fuel Cells, have plans to develop fuel cells for stationary power applications. However, to date there are no commercially operating PEM stationary fuel cell plants.

PAFC's have been used in commercial fuel cell applications for the stationary power generation market since the early 1990's. Manufacturers include UTC Fuel Cells, in the United States and Fuji Electric in Japan. While PAFC's have been deployed commercially, there use is generally contingent upon significant subsidies from government funds.

3. Portable Power Markets

There is growing worldwide consumer demand for quiet, clean, portable power generators. Promising applications for these generators include their use in areas where the high noise and high emissions of internal combustion engine powered generators pose significant problems or in densely populated areas where noise pollution is a significant concern. Unlike currently available internal combustion engines, PEM fuel cell generators are quiet and have low emissions. Unlike batteries, PEM fuel cells can operate continuously, as long as fuel is supplied. Possible applications for portable PEM fuel cell products include recreational vehicles, material handling equipment, uninterruptible power supply ("UPS") systems, and generators for locations where emissions or high noise is a concern, or in densely populated areas.

Hydrogen based fuel cells have been commercially deployed in portable power applications but there adoption is not widespread.

COMPETITION

We anticipate that our technology will generally compete against the following technologies:

(1) Companies with technology for hydrogen-on-demand processes for use in fuel cells, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach;

(2) Aluminum / Air Battery technology; and

(3) conventional methods of hydrogen production, including the electrolysis of water.

Each of these competing technologies is discussed below:

A. Competing hydrogen-on-demand processes

We anticipate that our technology will compete against the sodium borohydride technology developed by Millennium Cell and the sodium hydride technology developed by Powerball Technology. Each of these competing technologies is discussed.

i. Millennium Cell LLC

Millennium Cell has developed a hydrogen-on-demand process that uses the chemical reaction between sodium borohydride and water in the presence of a catalyst to generate pure hydrogen gas. The sodium borohydride fuel source is a white powder that is dissolved in water where it stays until gaseous hydrogen is needed. Since the fuel source is over 50% water, the fuel is not flammable. When hydrogen is required, the sodium borohydride solution is pumped over a catalyst which generates hydrogen gas and leaves behind a sodium borite, another salt, which remains dissolved in water. To halt the hydrogen generation reaction, the pump is stopped and the solution remains separated from the catalyst. Without the catalyst, the hydrogen generation does not occur. The sodium borite by-product can be recycled outside of the system back into sodium borohydride. Millennium Cell is marketing its sodium borohydride technology as a means of hydrogen-on-demand production for use in fuel cells that can be used to power automobiles.

ii. Powerball International

Powerball International is a development-stage company that has developed a hydrogen-on-demand production process that uses the reaction between sodium hydride and water in order to generate hydrogen gas. The sodium hydride is palletized and coated with polyethylene to product ping-pong ball sized "powerballs". Encapsulation in plastic allows safe transport of the "powerballs" to the location where energy is needed. The "powerballs" are fed into a hydrogen generator one at a time and cut open, whereupon the sodium hydride reacts with water to produce hydrogen gas. The reaction generates sodium hydroxide as a waste product. The waste sodium hydroxide can be reproduced to produce additional sodium hydride and the polyethylene can be recovered for reuse in this process.

The hydrogen generation technologies being developed by Millennium Cell and Powerball International are both in the development stage and neither technology has reached commercial application beyond the prototype state. Millenium Cell presently has greater financial resources than we do. Powerball International presently has minimal financial resources. Powerball's plans for a demonstration project for its hydrogen generation technology are presently on hold pending financing according to its filings with the Securities and Exchange Commission.

If we are successful in developing our technology, we anticipate that we will compete with alternate hydrogen-on-demand processes based on the following criteria:

(1) The thermodynamics of the chemical reactions used by other hydrogen-on-demand processes, meaning the amount of heat, if any, that must be inputted into the process to sustain reactivity;

(2) The amount of hydrogen generated for each kilogram of reactive material used in the process;

(3) The volume of reactant that must be stored in order to produce adequate quantities of hydrogen for use in the fuel cell process;

(4) The cost of the reactive agent used in the hydrogen generation process;

(5) The weight of the solid by-product produced from the reaction process;

(6) The cost of disposal or recycling of the by-product generated by the hydrogen-on-demand process;

(7) The complexity of operation of any operating system that incorporates the hydrogen-on-demand process;

(8) The purity of the hydrogen generated by the process;

(9) Safety and hazardous materials issues associated with the reactive agent and any by-products generated; and

(10) Environmental issues regarding the usage or disposal of either the reactive agents or by-products.

B. Aluminum / Air Battery Technology

Our hydrogen production technology, when coupled with a hydrogen-based fuel cell, will compete with Aluminum / Air Battery Technology offered by competitors. A typical Aluminum / Air powercell system includes the following components:

(2) A cell stack of aluminum anodes;

(3) Forced convection of air through the stack of anodes;

(4) Forced circulation of a pytassium hydroxide electrolyte through the cell stack and heat exchangers;

(5) An insulated electrolyte storage vessel; and

(6) An aluminum hydroxide precipitator, filter and storage tank.

The aluminum / air fuel cell has a high energy output characteristic that results from the energy density of aluminum and the fact that three electrons are released for every atom of aluminum reacted. In the aluminum / air battery, the aluminum reacts with oxygen to produce electricity and an aluminum hydroxide by-product. Aluminum / air batteries remain in the development stage. Development of aluminum / air batteries faces the following significant challenges:

- activation of the aluminum anode,
- controlling the aluminum oxidation reactions,
- preventing fouling of the reaction anode service,
- providing a cathode which is reactive enough to keep pace of the aluminum anode

- controlling hydrogen generated through the corrosion side reaction.

C. Electrolysis of Water

Electrolysis is a commercially accepted method of hydrogen production. Under this reaction, electricity is applied to generate hydrogen gas and oxygen gas from the splitting of water molecules through electrolysis. Electrolysis technologies currently incorporated into many commercial plants. Hydrogen is commonly used in the process of manufacturing ammonia. However, electrolysis is a comparatively inefficient process for generating hydrogen if the hydrogen is being used to generate electricity. To illustrate, the typical efficiency of production of hydrogen from water is approximately 60% to 70% when combined with the efficiency of electrical generation of 35% to 40%, approximately only 25% of the energy applied to generate hydrogen will be generated from the application of the hydrogen in a fuel cell to generate electricity. Due to this inefficiency, the competitiveness of hydrogen generated from electrolysis will be very dependent on the cost of the electricity used to generate the hydrogen. The competitiveness of hydrogen from electrolysis will also be dependent upon the cost of storage and transportation of the hydrogen to the ultimate application.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

INTELLECTUAL PROPERTY

The technology rights that are the subject of the Sub-License Agreement are subject to patent protection. In addition, we plan to seek patent protection for any inventions that we are able to discover as a result of our research and development activities. There is no assurance that any new inventions that we discover will receive patent protection. We believe that our failure to protect our existing intellectual property rights could seriously harm our business and prospects because we our objective is to develop products, specifically hydrogen generation reactors, that are based on proprietary intellectual rights. Further, our ability to license our technology would be impaired if we fail to obtain our existing intellectual property rights. We will also rely on patent, trade secret, trademark and copyright law to protect our intellectual property. However, not all of our intellectual property will be covered by patents or patent applications. Moreover, our patent position will be subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that: (i) any of the U.S. or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued at all, or with the breadth of claim coverage sought by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries. We will also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that others will not assert rights to intellectual property arising out of these relationships.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at Suite 1010 – 1942 Westlake Avenue, Seattle, WA 98101 and are comprised of approximately 500 square feet. These premises are leased on a month-to-month basis. We anticipate seeking out expanded premises for our principal executive officers as we expand our operations.

Our laboratory facility is located at 1102 Columbia Street, Suite 521, Seattle, WA and is comprised of approximately 689 square feet. Our laboratory facility is presently adequate for our current research and development activities however, as disclosed under Description of Business, we anticipate we will require expanded premises as our research and development activities are expanded. These premises are leased by GHTI. We have agreed with GHTI to assume GHTI's obligations under the lease, including the obligations to pay rent. The initial term of the lease is for a term expiring on August 31, 2004.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our current directors and officers are as follows:

Name	Age	Position
Ricky Gujral	37	President, Chief Executive Officer and Director
James H. Diffendorfer	64	Director
John J. Martin	57	Chief Financial Officer and Director
James G. Matkin	61	Chairman, Treasurer, Secretary and Director

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Ricky Gujral is presently our president and chief executive officer and a member of our board of directors. Ms. Gujral is also a founder and a director of Global Hydrofuel Technologies Inc. ("GHTI"), our parent company, and has been involved with GHTI since 2001. Ms. Gujral has been self-employed as a business person since 1999. During the period from 1999 to 2001, Ms. Gujral assisted her father, Mr. Dil Gujral, as a self-employed business consultant. Ms. Gujral did not hold any positions with any companies during this period. Ms. Gujral obtained a Masters Degree in Business Administration Degree from the University of Phoenix and a Bachelor of Science Degree from the University of British Columbia.

James H. Diffendorfer is presently a member of our board of directors. Mr. Diffendorfer is also a director of GHTI. Mr. Diffendorfer has been employed as an engineer and operations manual editor at The Boeing Company, a leading global aerospace company, from 1996 to present. Mr. Diffendorfer obtained a Masters Degree in Business Administration from the New Mexico Highlands University and a Masters of Science Degree in Astronautical Engineering from the Air Force Institute of Technology. Mr. Diffendorfer also holds a Bachelor of Science Degree from the U.S. Air Force Academy.

John J. Martin is presently our chief financial officer and a member of our board of directors. Mr. Martin is also a director of GHTI. Mr. Martin has been employed as an airport engineering manager with URS Corporation, a global company specializing in the planning and design of transportation systems and infrastructure, since 1998. Mr. Martin leads an airport engineering group from URS Corporation responsible for the planning and design of large-scale airport improvement projects with construction costs of up to several hundred million dollars. Mr. Martin holds a Bachelor of Arts from Yale University.

James G. Matkin is presently our treasurer and secretary and the chairman of our board of directors. Mr. Matkin is also a director of GHTI. Mr. Matkin has been the chief executive officer and a senior executive officer of the law society of British Columbia since 1998, and is responsible for overseeing a budget of over $40 million and over 100 employees. He served as a member of the board of directors of GT Group Telecom Inc., a leading telecommunications service provider, from 1997 to 2002. Mr. Matkin also has some significant experience managing development stage companies. He previously founded a number of start-up companies, including a security company, Juricert Inc., a provider of PKI and authentication services for internet commerce. The Law Society of British Columbia presently has a major contract with the BC Land Titles Office to provide digital signatures enabling internet transactions for registering land transfers. Juricert is a private company wholly owned by the Law Society of British Columbia. Mr. Matkin obtained a Master of Laws from Harvard University and a Bachelor of Laws from the University of Alberta. Mr. Matkin also holds a Bachelor of Arts Degree from the University of Alberta.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We do not have any other significant employees, other than our directors and executive officers named above.

REMUNERATION OF DIRECTORS AND OFFICERS

COMPENSATION OF OFFICERS

We presently do not have any employment agreements or other compensation arrangements with any of our officers. Ms. Ricky Gujral, our president, chief executive officer and a director, provides her services on a full-time basis and is compensated by GHTI, our sole shareholder. Each of our other officers provides their services on a part-time basis without compensation.

We have not paid any compensation to any of our officers to date.

We do not have any plans to make any remuneration payments to any of our officers and directors. However, we may in the future enter into employment or other compensation arrangements with our officers. Any such employment or compensation arrangements would be subject to the approval of our board of directors.

COMPENSATION OF DIRECTORS

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

LEGAL PROCEEDINGS

We currently are not party to any material legal proceedings and to our knowledge, no such proceedings are threatened or contemplated.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information concerning the number of our shares of our common stock owned beneficially as of September 29, 2004 by: (i) each person known to us to beneficially own more than 10% of our outstanding common shares; (ii) each of our directors and each of our executive officers, and (iii) our executive officers and directors as a group. Unless otherwise indicated, the shareholder named below possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock (1)	
			Prior to the Offering	After the Offering (2)
DIRECTORS AND OFFICERS				
Common Stock	Ricky Gujral President, Chief Executive Officer and Director Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	25,000,000 shares (3)	100%	83.3%
Common Stock	James H. Diffendorfer Director 2442 Monterey Avenue Renton, WA 98056	0 shares	0%	
Common Stock	John J. Martin Chief Financial Officer and Director 2137 8th Avenue West Seattle, WA 98119	0 shares	0%	
Common Stock	James G. Matkin Chairman, Treasurer, Secretary and Director 1416 West 39th Avenue Vancouver, BC Canada V6M 1T3	0 shares	0%	
Common Stock	All Officers and Directors as a Group (4 persons)	25,000,000 shares (3)	100%	83.3%
5% SHAREHOLDERS				
Common Stock	Global Hydrofuel Technologies Inc. Suite 513 – 1489 Marine Drive, West Vancouver, BC Canada V7T 1B8	25,000,000 shares (3)	100%	83.3%
Common Stock	Dil and Jagdish Gujral 2475 Skilift Road, West Vancouver, BC Canada V7S 2T5	25,000,000 shares (3)	100%	83.3%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of September 29, 2004, there were 25,000,000 shares of our common stock issued and outstanding.

(2) Assuming all Shares offered are sold.

(3) Represents 25,000,000 shares held by Global Hydrogen Technologies Inc., a private company controlled by Ms. Ricky Gujral, Mr. Dil Gujral and Ms. Jagdish Gujral. Mr. Dil Gujral and Ms. Jagdish Gujral own 62.3% of the outstanding shares of GHTI. Ms. Ricky Gujral owns 17.8% of the outstanding shares of GHTI. None of Mr. Matkin, Mr. Martin nor Mr. Diffendorfer own any shares of GHTI.

Global Hydrogen Technologies Inc. is the parent of the Company and presently exercises control over all of our issued and outstanding shares of common stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

- Any of our directors or executive officers;
- Any person proposed as a nominee for election as a director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
- Any of our promoters;
- Any member of the immediate family, including spouse, parents, children, siblings, and in-laws, of any of the foregoing persons.

1. GHTI Share Acquisition

GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral.

2. GHTI Sub-License

We entered into the Sub-license Agreement with GHTI on March 15, 2004, as disclosed under Description of Business. In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

Mr. Dil Gujral and Ms. Jagdish Gujral own 62.3% of the outstanding shares of GHTI. Ms. Ricky Gujral owns 17.8% of the outstanding shares of GHTI.

The material terms of the Sub-License Agreement are discussed in detail under the section of this Offering Circular entitled "Description of Business" under the heading "GHTI Sub-License".

3. HPI Assumption of Lease

We have agreed to assume all obligations of GHTI, including the obligation to pay rent, pursuant to the lease agreement dated February 23, 2004 between GHTI and Alexandria Real Estate Equities, Inc. for our laboratory facility. As a result of this assumption, we are obligated to pay rent for this facility until the expiry of the initial term on August 31, 2004 and for any extended term following this initial term. Rent payments include a base rent of $848.33 per month to June 30, 2004 and $1,148.33 from July 1, 2004 to August 31, 2004, plus additional rent as set forth in the lease agreement. Additional rent includes the tenant's proportionate share of operating expenses and other amounts agreed to be paid by the tenant under the provisions of the lease. These additional amounts include all costs and expenses, including but not limited to taxes and insurance, reasonably determined by the landlord, in accordance with the landlord's normal practice, to be properly allocable to tenants in the buildings, including an additional rent administration rent in the amount of 5.0% of the base rent. Total additional rent is approximately $400 per month.

4. Loan by GHTI

As at July 31, 2004, GHTI has advanced to us the amount of $280,545 as a non-interest bearing shareholders loan with no specific terms for repayment.

5. Reimbursement of Expenses

GHTI has incurred expenses on our behalf in order to enable us to attend two trade shows in April 2004. These expenses are approximately $10,000. In addition, GHTI has incurred miscellaneous expenses in the approximate amount of $5,000 on our behalf on account of travel, materials and equipment. We anticipate using the proceeds of the Offering to reimburse GHTI for these expenses which total approximately $15,000 to date.

6. Amount Owing to Ms. Gujral

We reimbursed Ms. Gujral for expenses incurred in connection with our incorporation. In making this reimbursement, we overpaid Ms. Gujral by $616. This amount of $616 is reflected on our balance sheet as an amount due from a director and has been recorded as a non-interest bearing loan to Ms. Gujral with no specific terms for repayment.

SECURITIES BEING OFFERED

Securities Offered

We are offering up to 5,000,000 shares of our common stock through this Offering Circular.

Our Authorized Capital

Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.0001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.0001 per share. As of September 29, 2004, there were 25,000,000 shares of our common stock issued and outstanding that are held by one stockholder of record, namely GHTI. We have not issued any shares of preferred stock.

Our Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Such voting rights are not cumulative and as such shareholders holding more than 50% of the outstanding shares of common stock are able to and will be able to elect all members of our board of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized by our certificate of incorporation, as amended, to divide the authorized shares of our preferred stock into one or more series. Our board of directors is expressly authorized, by resolution of the board of directors adopted and filed in accordance with law, to provide, out of the unissued shares of preferred stock that have not been designated as to series, for series of preferred stock and, with respect to each such series, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative, participating, optional or other special rights thereof, and the qualifications, limitations or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

PART F/S

The following financial statements of Hydrogen Power Inc. are included with this Offering Statement:

Financial Statements for the period from inception (December 17, 2003) to July 31, 2004, prepared by management, including:

a. Balance Sheet as at July 31, 2004;

b. Statement of Operations for the period from inception (December 17, 2003) to July 31, 2004;

c. Statement of Changes in Stockholders' Equity for the period from inception (December 17, 2003) to July 31, 2004;

d. Statement of Cash Flows for the period from inception (December 17, 2003) to July 31, 2004; and

e. Notes to Financial Statements.

HYDROGEN POWER INC.

FINANCIAL STATEMENTS

FOR THE PERIOD DECEMBER 17, 2003 TO JULY 31, 2004

(Unaudited – Prepared by Management)

——INDEX——

HYDROGEN POWER INC.
BALANCE SHEET
AS AT JULY 31, 2004

(Unaudited - Prepared by Management)

ASSETS

CURRENT	
Cash	$ 163,722
Prepaid expenses	1,697
Due from director (See Note 4)	616
Total Assets	$ 166,035

LIABILITIES AND SHAREHOLDER'S EQUITY

LONG TERM	
Due to shareholder (See Note 5)	$ 280,545
Total Liabilities	280,545
SHARE CAPITAL (See Note 6)	
Common shares	2,500
Paid-in capital	(2,490)
Total Share Capital	10
RETAINED EARNINGS/(DEFICIT)	(114,520)
Total Shareholder's Equity	(114,510)
Total Liabilities and Shareholder's Equity	$ 166,035

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE PERIOD DECEMBER 17, 2003 TO JULY 31, 2004

(Unaudited - Prepared by Management)

REVENUES	$ -
OPERATING EXPENSES	
Research and development	61,823
Travel	18,830
Legal	15,385
Consulting	5,470
Rent	5,376
Brochures and publications	3,000
Insurance	1,638
Dues and subscriptions	1,549
Meals and entertainment	582
Office	480
Repairs and maintenance	302
Bank charges	85
	114,520
NET LOSS FOR THE PERIOD	(114,520)
RETAINED EARNINGS, BEGINNING OF PERIOD	-
RETAINED EARNINGS, END OF PERIOD	$ (114,520)

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
CASH FLOW STATEMENT
FOR THE PERIOD DECEMBER 17, 2003 TO JULY 31, 2004

(Unaudited - Prepared by Management)

Cash provided by/(used in):	
OPERATING ACTIVITIES	
Net loss for the period	$ (114,520)
Changes in non-working capital items	
Prepaid expenses	(1,697)
Due from director	(616)
Cash provided by/(used in) operations	(116,833)
FINANCING ACTIVITIES	
Shares issued from treasury	10
Due to shareholder	280,545
Cash provided by/(used in) financing	280,555
Net increase/(decrease) in cash	163,722
Cash balance, beginning of period	-
Cash balance, end of period	$ 163,722

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
STATEMENT OF SHAREHOLDER'S EQUITY
AS AT JULY 31, 2004

(Unaudited - Prepared by Management)

	Number of Shares	Common Shares Issued and Fully Paid	Paid-in Capital	Accumulated Retained Earnings	Total
Issued, December 17, 2003	25,000,000	$ 2,500	$ (2,490)	$ -	$ 10
Net loss for the period from December 17, 2003 to July 31, 2004	-	-		(114,520)	(114,520)
Balance, July 31, 2004	25,000,000	$ 2,500	$ (2,490)	$ (114,520)	$ (114,510)

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD DECEMBER 17, 2003 TO JULY 31, 2004

(Unaudited – Prepared by Management)

NOTE 1 – GENERAL

Hydrogen Power Inc. (the "Company") is a private corporation, incorporated on December 17, 2003 under the *General Corporation Law* of the State of Delaware. The Company has elected a December 31st year end.

NOTE 2 - BASIS OF PRESENTATION

These unaudited financial statements have been prepared in accordance with US generally accepted accounting principles. This basis of presentation is presented to assist the reader in understanding the Company's financial statements. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. These financial statements and notes include all adjustments necessary to effect a fair statement of results for the period. These financial statements and notes are representative of the Company's management who is responsible for their integrity and objectivity.

NOTE 3 – FOREIGN CURRENCIES

The Company's functional currency is the US dollar. All figures reported are stated in US dollars; accordingly, foreign currency transactions are translated to US dollars using the exchange rate in effect at the time of the transaction. Foreign currency transactions that give rise to translation to US dollars are the professional fees (legal expenses) incurred by the Company in Canada.

NOTE 4 – DUE FROM DIRECTOR

The amount due from the director is non-interest bearing with no specific terms for repayment.

NOTE 5 – DUE TO SHAREHOLDER

The amount due to the shareholder is non-interest bearing with no specific terms for repayment

NOTE 6 – SHARE CAPITAL

Authorized:		
25,000,000 Class A common voting shares with par value of $0.0001 per share		
Issued:		
25,000,000 Class A common shares	$	2,500
Paid-in capital		(2,490)
	$	10

On March 17, 2004 the shares were reclassified in connection with the filing of the Certificate of Amendment to the Certificate of Incorporation. Each share of Class A voting stock issued and outstanding immediately prior to the effective date is hereby reclassified, changed, and converted into 25,000 fully-paid and non-assessable shares of common stock of the par value of $0.0001 per share.

NOTE 7 – COMMITMENTS

(a) The Company entered into a lease for their premises located at Suite 521, 1102 Columbia Street in Seattle, Washington, on March 15, 2004 that expires on August 31, 2004. Future minimum annual lease payments are as follows:

2004	$ 1,148
	$ 1,148

(b) The Company also entered into a sub-license agreement with its parent company, Global Hydrofuel Technologies, Inc. ("GHTI"), on March 15, 2004. Under this agreement, GHTI has granted the Company the following rights regarding their fuel cell technology developed with the University of British Columbia:

(i) exclusive rights to use the technology and any improvements to market, manufacture, and distribute products using the technology in the United States, Mexico, and Central and South America;

(ii) non-exclusive rights to market and distribute products using the technology and any improvements in Canada; and

(iii) non-exclusive right to use any trademarks, service marks, or logos associated with the technology in the United States, Canada, Mexico, and Central and South America .

In consideration of the license granted, the Company agrees to pay to GHTI the following future minumum annual fees:

2005	$ 1,000,000
2006	666,667
2007	666,667
2008	666,667
	$ 3,000,001

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
2.3	Certificate of Amendment of Certificate of Incorporation (1)
3.1	Form of Common Stock Share Certificate (1)
4.1	Form of Subscription Agreement (1)
6.1	Sub-License Agreement and Consent dated March 15, 2004 between Hydrogen Power Inc., Global Hydrofuel Technologies Inc. and the University of British Columbia (2)
6.2	Lease Agreement dated February 23, 2004 between Global Hydrofuel Technologies Inc. and Alexandria Real Estate Equities, Inc. (1)
6.3	Assignment and Assumption of Lease dated March 15, 2004 between Global Hydrofuel Technologies Inc. and Hydrogen Power, Inc. (2)
7.1	List of Material Foreign Patents (1)
10.1	Consent of Potter Anderson & Corroon regarding legal opinion. (3) (4)
11.1	Legal Opinion of Potter Anderson & Corroon regarding the legality of the shares offered. (3)

(1) Previously filed as an exhibit to the Form 1-A of the Company filed with the Securities and Exchange Commission on March 26, 2004 and incorporated by reference as an exhibit to this Amendment No. 3 to Form 1-A.

(2) Filed as an exhibit to the Amendment No. 1 to Form 1-A filed with the Securities and Exchange Commission on May 24, 2004 and incorporated by reference as an exhibit to this Amendment No. 3 to Form 1-A.

(3) Filed as an exhibit to the Amendment No. 2 to Form 1-A filed with the Securities and Exchange Commission on July 9, 2004 and incorporated by reference as an exhibit to this Amendment No. 3 to Form 1-A.

(4) Included with the Legal Opinion of Potter Anderson & Corroon filed as Exhibit 11.1

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 29th day of September, 2004.

HYDROGEN POWER INC.

By: ______________________

Ricky Guiral
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUIRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	September 29, 2004
JAMES H. DIFFENDORFER	Director	September 29, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	September 29, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	September 29, 2004

635715.1

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 29th day of September, 2004.

HYDROGEN POWER INC.

By:

____

Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	September 29, 2004
JAMES H. DIFFENDORFER	Director	September 29, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	September 29, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	September 29, 2004

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 29th day of September, 2004.

HYDROGEN POWER INC.

By:

____
Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	September 29, 2004
JAMES H. DIFFENDORFER	Director	September 29, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	September 29, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	September 29, 2004